UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated February 3, 2016 titled “ABB: increased profitability in challenging markets”.

2.              Q4 2015 Financial Information.

3.              Press release issued by ABB Ltd dated February 3, 2016 titled “ABB nominates four new Board members”.

4.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Items 1 and 2 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

2

ABB: increased profitability in challenging markets

Zurich, Switzerland, February 3, 2016

Full-year 2015 Summary:

•             Next Level strategy delivering positive results

•             Orders and revenues stable1,2 order backlog up 5%1

•             Operational EBITA margin up 60 bps to 11.8%

•             Operational earnings per share2 +5% (constant currency)

•             Cash return on invested capital2 up 70 bps to 13.4%; free cash flow +16%2, 3

•             Power Systems ‘step change1 delivers strong financial turnaround in 2015

•             7th consecutive dividend increase to CHF 0.74 per share proposed

•             4 new Board members proposed for election at the next annual general meeting

Q4 Summary:

•             Orders (-2%) reflect challenging market conditions; base orders -6%

•             Operational EBITA margin up 60 bps to 11.7%

•             Power Systems reached target margin corridor; strategic portfolio review of Power Grids on track

•             Accelerated productivity and cost out measures in white collar, supply chain and operational excellence

•             Net income of $204mn including a total $496mn restructuring and related expenses

•             Cash flow from operating activities +18%3

Full-year and Q4 financials impacted by currency translation due to strong appreciation of US dollar

“We took decisive actions to improve our customer focus and realized profitable growth in target segments to mitigate the impact of significant market headwinds. At the same time, we simplified the organization, drove productivity improvement and accelerated our cost reductions,” said CEO Ulrich Spiesshofer. “As a result, we increased margin and free cash flow. The successful turnaround in Power Systems demonstrates our execution capabilities and our focus on sustainable value creation. With our strong financial position and a leaner, more market oriented organization we are well placed to manage through the global uncertainties which we will continue to face in 2016.”

Key Figures

($ in millions, unless otherwise			Change				Change
indicated)	Q4 2015	Q4 2014	US$	Comparable	FY 2015	FY 2014	US$	Comparable
Orders	8,262	9,365	-12%	-2%	36,429	41,515	-12%	-1%
Revenues	9,242	10,346	-11%	-1%	35,481	39,830	-11%	0%
Operational EBITA	1,081	1,153	-6%	+1%	4,169	4,475	-7%	+3%
% of operational revenues	11.7%	11.1%	+60bps		11.8%	11.2%	+60bps
Net income	204	680	-70%		1,933	2,594	-25%
Basic EPS ($)	0.09	0.30	-69%		0.87	1.13	-23%
Operational EPS[2] ($) (constant currency basis)	0.35	0.34	+4%		1.35	1.28	+5%
Cash flow from operating activities	1,994	1,833	+9%	+18%[3]	3,818	3,845	-1%	+9%[2]
Free cash flow[2]					3,019	2,857	+6%	+16%[2]
% of net income					156%	110%
Cash return on invested capital[2]					13.4%	12.7%	+70bps
Total employees					135,800	140,400	-3%

1  Growth rates for orders, revenues and order backlog on a comparable basis (local currency adjusted for acquisitions and divestitures), previously ‘like-for-like’ growth rates US$ growth rates are presented in Key Figures table

2  For a reconciliation of non-GAAP measures, see “Supplemental Reconciliations and Definitions” in the attached Q4 2015 Financial Information

3  Growth rates for cash flow figures are calculated using constant currency (not adjusted for impacts of changes in the business portfolio).

Short-term outlook

Macroeconomic and geopolitical developments are signaling a mixed picture with continued uncertainty. Some macroeconomic signs in the US remain positive and growth in China is expected to continue, although at a slower pace than in 2015. The market remains impacted by modest growth in Europe and geopolitical tensions in various parts of the world. Oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

Full-year 2015 Group Results

“We are shifting our center of gravity, fully in line with our Next Level strategy by driving organic growth in targeted segments, strengthening competitiveness and lowering risk,” said CEO Ulrich Spiesshofer. “We drove technology leadership with the launch of YuMi, the first truly collaborative robot. We strengthened our technology leadership position in the area of the Internet of Things, Services and People, for instance with our innovative Octopus offering for optimized vessel operations. Furthermore, our focus on high growth markets such as food and beverage and Africa is paying off.”

Orders were steady for the year (down 12 percent in US dollars). Large orders (above $15 million) grew 10 percent (down 5 percent in US dollars) and offset a base order decline of 3 percent (14 percent in US dollars). The order backlog at the end of December 2015 amounted to $24.1 billion, an increase of 5 percent (down 3 percent in US dollars) compared with the end of 2014. The book-to-bill ratio remained steady at 1.03x.

Revenues were steady (down 11percent in US dollars) compared with 2014 as revenue growth in Power Systems and Power Products offset the decline in Discrete Automation and Motion and Process Automation. Service revenues grew 6 percent (down 8 in US dollars) and grew 1 percentage point as a percent of total group revenues (adjusted for divestitures; 0.5 percent prior to adjustment).

ABB continued to execute its Next Level strategy in 2015 which resulted in a 60 basis points improvement of the operational EBITA margin to 11.8 percent and free cash flow generation improving 16 percent in constant currency (6 percent in US dollars) to $3 billion. The main drivers for the group’s enhanced profitability were the successful turnaround of Power Systems and continued cost savings and productivity measures.

“The strong execution of our strategy is showing results,” said Ulrich Spiesshofer. “In 2015 we continued to focus on growth opportunities in a disciplined way while mitigating the impact of market headwinds through capacity adjustments, productivity measures and cost reductions. Transforming ABB, we have made good progress towards enhancing our performance culture by implementing our new performance management and compensation model for more than 70,000 people in 2015. The divisional realignment has been completed and the strategic portfolio review of the Power Grids division is to be completed in 2016 as previously announced.”

Net income for the year amounted to $1.9 billion and was impacted by $626 million of restructuring and related expenses for capacity adjustments and white collar productivity measures. Successful measures to improve net working capital contributed to higher cash flow from operating activities (constant currency) and free cash flow conversion and supported an increased cash return on invested capital2 (CROI) of 13.4 percent. Basic earnings per share in the period was $0.87 and operational earnings per share2 on a constant currency basis was $1.35, an increase of 5 percent.

In 2015, ABB returned $3.2 billion in cash to shareholders, an all-time high. This was done through dividend payments and share repurchases. For 2015, the Board has proposed a dividend increase of 0.02 Swiss francs to 0.74 Swiss francs per share. The proposal is subject to approval by shareholders at the company’s annual general meeting on April 21, 2016.

“In line with our commitment to deliver attractive shareholder returns, ABB’s Board of directors is proposing the 7th consecutive dividend increase to a dividend of 0.74 Swiss francs per share. Our strong cash generating performance lays the foundation for this sustainable return policy,” said CEO Ulrich Spiesshofer.

Q4 2015 Group Results

Market overview

Demand in ABB’s three major customer sectors continued to be soft in the fourth quarter, reflecting ongoing macro uncertainties and challenges in many markets. Utilities remained cautious but continued to make selective investments to enhance grid efficiency and reliability. For example, ABB won a significant order to supply breakthrough technology for smart substations in China. The company will install a 363 kilovolts (kV) disconnecting circuit breaker with cutting edge fiber-optic current sensor technology integrating three substation functions in one single component. This technology significantly reduces operating cost and footprint by up to 70 percent. In the US, ABB won a $130 million order to upgrade an existing high-voltage direct current (HVDC) connection. ABB will modernize the existing HVDC system which will improve grid reliability and efficiency.

Demand from industrial customers was subdued mainly in the process industries. Low oil prices resulted in a continued restraint of discretionary spending by oil and gas customers in the quarter. However, the need for cutting edge solutions to increase industrial productivity continued to be an important demand driver. In this context, the company won a large contract for the 1,850 km Trans-Anatolian Natural Gas Pipeline (TANAP) to bring Azerbaijan’s natural gas directly to Europe. ABB will deliver the control system, telecommunications, pipeline monitoring and security systems including fiber-optic cables to transmit data along the pipeline, utilizing the Internet of Things, Services and People to optimize operations and safety.

The infrastructure and transportation market was mixed, with continuing strong demand to increase energy efficiency and foster clean technology. For example, the company won an order to provide power propulsion thrusters and automation for the world’s most advanced icebreaker. The new vessel will maximize fuel efficiency and maneuverability by including turbochargers as well as four Azipod thrusters adapted for demanding ice conditions and an onboard DC grid system to distribute energy effectively and allowing the diesel engines to run at variable speeds.

Orders

Total orders received were 2 percent lower (12 percent in US dollars) compared with the fourth quarter of 2014, mainly reflecting a base order decline in the quarter. The higher US dollar versus the prior year period resulted in a negative translation impact on reported orders of 9 percent.

Base orders (below $15 million) decreased 6 percent (15 percent in US dollars) compared with the fourth quarter of 2014. Base orders increased in Power Products while declining in the remaining divisions. Large orders ($15 million and above) increased 27 percent (15 percent in US dollars) compared with the same quarter of 2014. Large orders were higher in all divisions, mainly reflecting the low comparable of the same quarter last year. The share of large orders represented 14 percent of total orders compared with 11 percent in the same quarter a year ago.

Total orders grew 7 percent in Europe, reflecting steady demand from Germany and substantial growth in Sweden and Turkey. Orders received in the Americas were steady for the period, while they were down in Asia, Middle East & Africa (AMEA) mainly as a result of a double digit decline in China.

Service orders increased 10 percent (down 4 percent in US dollars) compared with the fourth quarter last year and represented 19 percent of total orders compared with 18 percent a year ago.

The book-to-bill2 ratio in the fourth quarter was at 0.89x, in line with the fourth quarter a year earlier.

Revenues

Revenues in the fourth quarter declined 1 percent on a comparable basis (11 percent in US dollars). Revenues were flat in Low Voltage Products and Power Systems while declining in the other divisions, primarily due to the lack of short-cycle volumes, an unfavorable mix and weak demand in many parts of the distribution channels in the previous quarters.

The higher US dollar versus the prior year period resulted in a negative currency translation impact on revenues of 9 percent; divestitures had a negative impact of around 1 percent.

Total service revenues increased 4 percent (down 9 percent in US dollars) and were 18 percent of total revenues compared with 17 percent a year ago.

Operational EBITA

Operational EBITA improved 1 percent on a comparable basis (down 6 percent in US dollars).

The operational EBITA margin increased 60 basis points to 11.7 percent, led by the turnaround in Power Systems and ongoing Group-wide productivity and cost savings measures. The operational EBITA margin in Discrete Automation and Motion decreased principally due to lower capacity utilization as well as a decline in the share of higher-margin standard products in total revenues. This mainly resulted from weaker demand in the process industries in recent quarters. Low Voltage Products had a slight profitability decline due to an unfavorable mix. Process Automation was negatively impacted by the weaker revenue base and an unfavorable mix. In Power Products, the operational EBITA margin improved as a result of steady execution and cost savings that offset the impact of lower revenues.

Operational EPS and net income

Operational EPS2 on a constant currency basis was $0.35, an increase of 4 percent4. Basic earnings per share were impacted by restructuring and related expenses and amounted to $0.09 in the fourth quarter compared with $0.30 in the same quarter a year earlier. Net income for the quarter decreased to $204 million mainly due to $496 million in restructuring and related expenses for capacity adjustments and white collar productivity measures as well as impacts from foreign exchange and commodity timing differences and certain other non-operational items.

Cash flow

Cash flow from operating activities improved 18 percent on a constant currency basis (9 percent in US dollars) to $1,994 million driven primarily from stronger working capital management and comparably higher tax payments in 2014. Free cash flow2 for the full year 2015 amounted to $3 billion.

4  Operational EPS growth is computed using unrounded amounts on a constant currency basis

Stage 2 of Next Level strategy

ABB continues to execute the Next Level strategy along the three focus areas of profitable growth, relentless execution and business-led collaboration. Stage 2 of the Next Level Strategy was announced in September 2015 and is comprised of a significant set of actions to accelerate the shift of our center of gravity toward higher growth, greater competitiveness and lower risk while accelerating existing improvement projects. Positive results are already seen in the quarter.

Profitable growth

In line with the shift in the company’s center of gravity, ABB has realigned its organizational structure effective as of January 1, 2016 to better address customer needs and deliver operational efficiency.  ABB’s new streamlined structure is comprised of four divisions; Power Grids, Electrification Products, Discrete Automation and Motion and Process Automation. The previously announced strategic portfolio review of the Power Grids division is well on track to be completed in 2016.

ABB continues to drive profitable growth by focusing on the framework of penetration, innovation and expansion (PIE). In the fourth quarter, ABB delivered an increase in service orders of 10 percent (down 4 percent in US dollars) as ABB focused on further penetrating its installed base. In particular, the Power Systems division adapted its go to market strategy to de-risk the business and increased its focus on the service business which resulted in a double digit service order growth for the quarter. ABB continues its innovation leadership in the robotics sector, as demand for robotics solutions for general industry continues to grow.  In the fourth quarter, ABB introduced its family of compact SCARA robots, which are designed for a variety of general-purpose applications requiring fast, repeatable and articulate point to point movements, reducing cycle time, precision and reliability. This robotic offering will be a key element to drive ABB’s expansion into the fast growing consumer industry space.

Expansion into new high-growth markets is another driver for profitable growth. At the United Nations Conference on Climate Change (COP21), ABB launched a fast charging robot for public buses to enable sustainable, emission free public transportation. The company’s fast charging solution removes one of the main barriers to increased urban electric bus adoption — long charging times for short driving ranges. With an automated rooftop connection and a typical charge time of 4-6 minutes, the system can easily be integrated in existing bus lines by installing fast chargers at end points, depots or intermediate stops. Together with the new electric vehicle (EV) fast-charging services platform which was developed together with Microsoft using their Azure cloud-based services, ABB will ensure stability, global scalability and advanced management features for its customers for sustainable transport solutions. The collaboration will also take advantage of machine learning and predictive analytic capabilities to drive future innovations.

Relentless execution

In Stage 2 of the Next Level strategy, ABB aims to close the gap in its operating performance compared with its best-in-class peers, in addition to the ongoing program to reduce costs equivalent to 3-5 percent of cost of sales each year. In 2015, cost savings amounted to approximately $1.2 billion or ~5 percent of cost of sales.

The ‘step change’ program in Power Systems is on track as the division is focused on returning to a consistent level of profitability. In the fourth quarter, Power Systems reached many program milestones including the target operational EBITA margin corridor of 7-11%.

In addition, ABB continued to drive its focused 1,000 day programs of white collar productivity and working capital.
ABB’s white-collar productivity program is aimed at making the company leaner, faster and more customer focused. This program is focused on the three structural pillars: lean business functions, global shared services and market-oriented complexity reduction. Productivity improvements include the rapid expansion of regional shared services and the streamlining of global operations and head office functions, with business units moving closer to key markets.

This new setup will reduce 68 country-based shared service units to two global and four regional centers which will effectively streamline and consolidate the support functions, improving efficiency and reducing cost. In addition, organizational complexity will be decreased by streamlining global operations and head office functions. The divisional structure has already been reduced from five to four divisions and ABB is on track to meet its organizational complexity reduction target. The company aims to achieve cost savings at a run rate of $1 billion a year by the end of 2017. The work streams are on track to deliver approximately $400 million of gross savings in 2016, in addition to the ongoing program to reduce costs equivalent to 3-5 percent of cost of sales each year.

The working capital program is on track to free up at least $2 billion in cash by the end of 2017. Improved collections from customers as well as stronger inventory management resulted in a solid working capital reduction for the year.  Further measures are being taken to drive improvements through the entire value chain, from product design through manufacturing and logistics as well as reducing unbilled receivables in large projects.

Business-led collaboration

ABB continued to drive its transformation, which delivers an improved customer focus and an increased agility to support the achievement of its 2015-2020 targets. The streamlined organization with the realigned divisional structure started operations in January 2016. In order to drive sales productivity and collaboration across the Group, Salesforce.com was rolled out further as a common sales platform and is now operational in 30 countries.

Management changes

Tarak Mehta, former President of the Low Voltage Products division, assumed responsibility for the new Electrification Products division. Claudio Facchin, former President of the Power Systems division, assumed responsibility for the new Power Grids division. Bernhard Jucker, former President of the Power Products division, assumed new responsibilities as President of the Europe region and chairman of the Divisional Transformation Team.

Effective January 1 2016, the Executive Committee was reduced to eleven members from twelve.

Shareholder returns

ABB returned $3.2 billion to shareholders in the form of dividend payments and share repurchases, in line with the Next Level strategy to accelerate sustainable value creation. In September 2014, ABB announced a $4 billion share buyback program and during the fourth quarter of 2015, ABB purchased approximately 24 million shares under the program with a buyback value of approximately $455 million. Since the program was announced, the company has purchased a total of approximately 106 million shares with a buyback value of approximately $2.2 billion.

Dividend

ABB’s Board of Directors has proposed to increase the dividend for 2015 by 0.02 Swiss francs to 0.74 Swiss francs per share. The proposal is in line with the company’s dividend policy to pay a steadily rising, sustainable dividend over time.

If approved by shareholders at the company’s annual general meeting on April 21, 2016, the Board proposes that the dividend be paid in a tax efficient way by a reduction in the nominal (par) value of the ABB share from 0.86 Swiss francs to 0.12 Swiss francs.

The ex-dividend and payout dates in Switzerland are expected in July 2016, in line with Swiss regulatory processes. Further information will be made available on ABB’s website in due course.

Outlook

Macroeconomic and geopolitical developments are signaling a mixed picture. Some macroeconomic signs in the US remain positive and growth in China is expected to continue, although at a slower pace than in 2015. The market remains impacted by modest growth in Europe and geopolitical tensions in various parts of the world.

The long-term demand outlook in ABB’s three major customer sectors—utilities, industry, and transport & infrastructure—remains positive. Key drivers are the big shift in the electricity value chain, industrial productivity improvements through the internet of Things, Services and People and Industry 4.0, as well as rapid urbanization and the need for energy efficiency in transport and infrastructure.

ABB is well positioned to tap these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

Q4 Divisional Performance

($ in millions, unless otherwise		Change			Change		Operational
indicated)	Orders	US$	Comparable	Revenues	US$	Comparable	EBITA %	Change
Discrete Automation & Motion	1,984	-17%	-9%	2,288	-11%	-4%	12.2%	-3.4pts
Low Voltage Products	1,530	-11%	-2%	1,624	-9%	0%	16.5%	-0.6pts
Process Automation	1,591	-17%	-1%	1,674	-20%	-8%	11.9%	-0.6pts
Power Products	2,398	-6%	+3%	2,544	-10%	-2%	12.9%	+0.2pts
Power Systems	1,340	-7%	+3%	1,755	-11%	-1%	7.5%	+6.2pts
Corporate & other (incl. inter-division elimination)	-581			-643
ABB Group	8,262	-12%	-2%	9,242	-11%	-1%	11.7%	+0.6pts

Discrete Automation and Motion:

Total orders declined in the quarter due to lower demand for standard products such as motors and drives used in the process industries in key markets such as the US and China. A slight increase in large orders could not compensate for the base order decline in the period. Service revenues increased but were offset by a weak short-cycle business and the impact of a low order backlog in Drives & Controls and Motors & Generators. The operational EBITA margin decreased in the quarter as a result of lower volumes and capacity utilization as well as an unfavorable mix. Actions to address profitability were implemented in the quarter including capacity adjustment and productivity measures.

Low Voltage Products:

Orders were down. Stable order development in Europe could only partially offset declines in AMEA and the Americas. In particular, product orders were softer in China, the US and Canada. Revenues were steady and operational EBITA margin was impacted by an unfavorable mix including a higher portion of systems revenues, which was partially compensated by increased cost savings and the strong focus on execution.

Process Automation:

Total orders were flat for the quarter on a comparable basis as the Trans-Anatolian Natural Gas Pipeline project was booked. This large order offset a base order decline resulting from lower spending in process industries, primarily in oil and gas and related sectors. Revenues were lower reflecting the decline in orders for the full year as well as the marked decrease in discretionary spending in the oil and gas sector. Operational EBITA margin declined due to weaker revenues and an unfavorable mix. Capacity adjustments are on track.

Power Products:

Orders increased in the quarter with selective transmission utility investments compensating the decline in industrial orders. Revenues were lower than in the same period last year, mainly reflecting project milestones and slower short cycle demand in key industrial markets like China and the US. Operational EBITA margin improved as a result of steady execution and cost savings that offset the impact of lower revenues. Cash from operations was encouraging in the quarter, with significant collections from customers.

Power Systems:

Orders during the quarter were higher compared with the same period last year, primarily due to a double digit growth in large orders. Revenues were stable, reflecting steady execution of the order backlog. Operational EBITA margin was significantly higher, mainly as a result of the ongoing ‘step change’ efforts, improvements in project margins and continued cost out measures. The financial turnaround of Power Systems is on track as the division delivered another solid quarter of profitability and entered the operational EBITA margin target corridor of 7-11%. Cash from operations was strong due to steady project execution and collections from customers.

More information

The Q4 and full-year 2015 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference starting at 10:00 a.m. Central European Time (CET). The event will be accessible by conference call. UK callers should dial +44 203 059 58 62. From Sweden, the number is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should dial +1 866 291 41 66 (toll free) or +1 631 570 56 13 (long distance tariff). Lines will be open 10-15 minutes before the start of the conference. A podcast of the media conference will be available for one week afterwards. The podcast will be accessible here.

A conference call for analysts and investors is scheduled to begin today at 2:00 p.m. CET (1:00 p.m. GMT, 8:00 a.m. EST). UK callers should dial +44 203 059 58 62. From Sweden, the number is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should dial +1 866 291 41 66 (toll-free) or +1 631 570 56 13 (long distance tariff). Callers are requested to phone in 10 minutes before the start of the call. The call will also be accessible on the ABB website and a recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website.

Investor calendar 2016

First-quarter 2016 results	April 20, 2016
Annual General Meeting (Zurich, Switzerland)	April 21, 2016
Second-quarter 2016 results	July 21, 2016
Third-quarter 2016 results	October 27, 2016

ABB (www.abb.com) is a leading global technology company in power and automation that enables utility, industry, and transport & infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in roughly 100 countries and employs about 135,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business, including those in the Short-term outlook, Stage 2 of Next Level strategy and Outlook sections of this release. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans,” “aims,” “is likely” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Zurich, February 3, 2016

Ulrich Spiesshofer, CEO

For more information please contact:

Media Relations Antonio Ligi, Sandra Wiesner Tel: +41 43 317 7111 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

Q4 2015 Financial Information

Financial Information 3 Key Figures 8 8 9 Interim Consolidated Financial Information (unaudited) Interim Consolidated Income Statements Interim Condensed Consolidated Statements of Comprehensive Income Interim Consolidated Balance Sheets Interim Consolidated Statements of Cash Flows Interim Consolidated Statements of Changes in Stockholders’ Equity Notes to the Interim Consolidated Financial Information 10 11 12 13 33 Supplemental Reconciliations and Definitions Q4 2015 Financial Information 2

125
ABB

Key Figures

($ in millions, unless otherwise indicated)	Q4 2015	Q4 2014	Change US$	Change Comparable[1]
Orders	8,262	9,365	-12%	-2%
Revenues	9,242	10,346	-11%	-1%
Operational EBITA[2]	1,081	1,153	-6%	1%
as % of operational revenues[1]	11.7%	11.1%	+60 bps	
Net income	204	680	-70%	
Basic earnings per share ($)	0.09	0.30	-69%[3]	
Operational earnings per share[1] ($) (constant currency basis)	0.35	0.34	4%[3]	
Cash flow from operating activities	1,994	1,833	9%	18%[4]

($ in millions, unless otherwise indicated)	FY 2015	FY 2014	Change US$	Change Comparable[1]
Orders	36,429	41,515	-12%	-1%
Revenues	35,481	39,830	-11%	0%
Operational EBITA[2]	4,169	4,475	-7%	3%
as % of operational revenues[1]	11.8%	11.2%	+60 bps	
Net income	1,933	2,594	-25%	
Basic earnings per share ($)	0.87	1.13	-23%[3]	
Operational earnings per share[1] ($) (constant currency basis)	1.35	1.28	5%[3]	
Cash flow from operating activities	3,818	3,845	-1%	9%[4]
Free cash flow[1]	3,019	2,857	6%	16%[4]
as % of net income	156%	110%		
Cash return on invested capital[1]	13.4%	12.7%	+70 bps	
Total employees	135,800	140,400	-3%	

(1) For a reconciliation of non-GAAP measures see "Supplemental Reconciliations and Definitions" on page 33.

(2) For a reconciliation of Operational EBITA to Income from continuing operations before taxes see Note 13 to the Interim Consolidated Financial Information (unaudited).

(3) EPS growth rates are computed using unrounded amounts. Operational EPS growth is in constant currency.

(4) Growth rates for cash flow figures are calculated using constant currency (not adjusted for impacts of changes in the business portfolio).

3 Q4 2015 | Financial Information

($ in millions, unless otherwise indicated)		Q4 2015	Q4 2014	Change US$	Change Local	Change Comparable
Orders	**ABB Group**	**8,262**	**9,365**	**-12%**	**-3%**	**-2%**
	Discrete Automation and Motion	1,984	2,379	-17%	-9%	-9%
	Low Voltage Products	1,530	1,722	-11%	-2%	-2%
	Process Automation	1,591	1,907	-17%	-6%	-1%
	Power Products	2,398	2,548	-6%	3%	3%
	Power Systems	1,340	1,437	-7%	3%	3%
	Corporate and Other (incl. inter-division eliminations)	(581)	(628)			
Order backlog (end December)	**ABB Group**	**24,121**	**24,900**	**-3%**	**5%**	**5%**
	Discrete Automation and Motion	4,232	4,385	-3%	3%	3%
	Low Voltage Products	857	891	-4%	6%	6%
	Process Automation	5,203	5,661	-8%	2%	3%
	Power Products	7,717	7,791	-1%	7%	7%
	Power Systems	8,218	8,246	0%	8%	8%
	Corporate and Other (incl. inter-division eliminations)	(2,106)	(2,074)			
Revenues	**ABB Group**	**9,242**	**10,346**	**-11%**	**-2%**	**-1%**
	Discrete Automation and Motion	2,288	2,583	-11%	-4%	-4%
	Low Voltage Products	1,624	1,793	-9%	0%	0%
	Process Automation	1,674	2,094	-20%	-11%	-8%
	Power Products	2,544	2,825	-10%	-2%	-2%
	Power Systems	1,755	1,965	-11%	-1%	-1%
	Corporate and Other (incl. inter-division eliminations)	(643)	(914)			
Operational EBITA	**ABB Group**	**1,081**	**1,153**	**-6%**	**1%**	**1%**
	Discrete Automation and Motion	279	403	-31%	-26%	-26%
	Low Voltage Products	268	307	-13%	-4%	-4%
	Process Automation	201	263	-24%	-17%	-14%
	Power Products	329	360	-9%	-2%	-2%
	Power Systems	130	26	n.a.	n.a.	n.a.
	Corporate and Other (incl. inter-division eliminations)	(126)	(206)			
Operational EBITA %	**ABB Group**	**11.7%**	**11.1%**			
	Discrete Automation and Motion	12.2%	15.6%			
	Low Voltage Products	16.5%	17.1%			
	Process Automation	11.9%	12.5%			
	Power Products	12.9%	12.7%			
	Power Systems	7.5%	1.3%			
Income from operations	**ABB Group**	**347**	**1,049**			
	Discrete Automation and Motion	134	357			
	Low Voltage Products	153	267			
	Process Automation	85	353			
	Power Products	227	330			
	Power Systems	45	(47)			
	Corporate and Other (incl. inter-division eliminations)	(297)	(211)			
Income from operations %	**ABB Group**	**3.8%**	**10.1%**			
	Discrete Automation and Motion	5.9%	13.8%			
	Low Voltage Products	9.4%	14.9%			
	Process Automation	5.1%	16.9%			
	Power Products	8.9%	11.7%			
	Power Systems	2.6%	-2.4%			
Cash flow from operating activities	**ABB Group**	**1,994**	**1,833**			
	Discrete Automation and Motion	328	487			
	Low Voltage Products	399	443			
	Process Automation	267	386			
	Power Products	659	518			
	Power Systems	426	203			
	Corporate and Other	(85)	(204)			

4 Q4 2015 | Financial Information

($ in millions, unless otherwise indicated)		FY 2015	FY 2014	Change US$	Change Local	Change Comparable
Orders	ABB Group	36,429	41,515	-12%	-2%	-1%
	Discrete Automation and Motion	9,222	10,559	-13%	-5%	-5%
	Low Voltage Products	6,581	7,550	-13%	-3%	1%
	Process Automation	6,464	8,577	-25%	-14%	-11%
	Power Products	10,033	10,764	-7%	2%	2%
	Power Systems	6,800	6,871	-1%	13%	13%
	Corporate and Other (incl. inter-division eliminations)	(2,671)	(2,806)			
Order backlog (end December)	ABB Group	24,121	24,900	-3%	5%	5%
	Discrete Automation and Motion	4,232	4,385	-3%	3%	3%
	Low Voltage Products	857	891	-4%	6%	6%
	Process Automation	5,203	5,661	-8%	2%	3%
	Power Products	7,717	7,791	-1%	7%	7%
	Power Systems	8,218	8,246	0%	8%	8%
	Corporate and Other (incl. inter-division eliminations)	(2,106)	(2,074)			
Revenues	ABB Group	35,481	39,830	-11%	-1%	0%
	Discrete Automation and Motion	9,127	10,142	-10%	-2%	-2%
	Low Voltage Products	6,547	7,532	-13%	-3%	0%
	Process Automation	6,374	7,948	-20%	-9%	-5%
	Power Products	9,550	10,333	-8%	2%	2%
	Power Systems	6,342	7,020	-10%	2%	2%
	Corporate and Other (incl. inter-division eliminations)	(2,459)	(3,145)			
Operational EBITA	ABB Group	4,169	4,475	-7%	2%	3%
	Discrete Automation and Motion	1,271	1,589	-20%	-13%	-13%
	Low Voltage Products	1,096	1,241	-12%	-1%	2%
	Process Automation	755	958	-21%	-13%	-11%
	Power Products	1,178	1,319	-11%	-3%	-3%
	Power Systems	274	(96)	n.a.	n.a.	n.a.
	Corporate and Other (incl. inter-division eliminations)	(405)	(536)			
Operational EBITA %	ABB Group	11.8%	11.2%			
	Discrete Automation and Motion	13.9%	15.7%			
	Low Voltage Products	16.8%	16.4%			
	Process Automation	11.8%	12.0%			
	Power Products	12.3%	12.7%			
	Power Systems	4.4%	-1.3%			
Income from operations	ABB Group	3,049	4,178			
	Discrete Automation and Motion	991	1,422			
	Low Voltage Products	909	1,475			
	Process Automation	593	1,003			
	Power Products	1,051	1,204			
	Power Systems	110	(360)			
	Corporate and Other (incl. inter-division eliminations)	(605)	(566)			
Income from operations %	ABB Group	8.6%	10.5%			
	Discrete Automation and Motion	10.9%	14.0%			
	Low Voltage Products	13.9%	19.6%			
	Process Automation	9.3%	12.6%			
	Power Products	11.0%	11.7%			
	Power Systems	1.7%	-5.1%			
Cash flow from operating activities	ABB Group	3,818	3,845			
	Discrete Automation and Motion	1,232	1,564			
	Low Voltage Products	981	997			
	Process Automation	607	945			
	Power Products	1,174	1,091			
	Power Systems	458	(138)			
	Corporate and Other	(634)	(614)			

5 Q4 2015 | Financial Information

Operational EBITA

($ in millions, unless otherwise indicated)	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems	
	Q4 15	Q4 14	Q4 15	Q4 14	Q4 15	Q4 14	Q4 15	Q4 14	Q4 15	Q4 14	Q4 15	Q4 14
Revenues	9,242	10,346	2,288	2,583	1,624	1,793	1,674	2,094	2,544	2,825	1,755	1,965
FX/commodity timing differences in total revenues	(4)	66	4	3	(4)	3	14	16	7	5	(27)	38
Operational revenues	9,238	10,412	2,292	2,586	1,620	1,796	1,688	2,110	2,551	2,830	1,728	2,003
Income (loss) from operations	347	1,049	134	357	153	267	85	353	227	330	45	(47)
Acquisition-related amortization	73	90	32	34	24	26	3	6	3	3	8	16
Restructuring and restructuring-related expenses[(1)]	531	93	81	11	88	16	88	17	75	16	80	29
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	76	(122)	26	–	3	(12)	–	(122)	1	6	1	2
FX/commodity timing differences in income from operations	54	43	6	1	–	10	25	9	23	5	(4)	26
Operational EBITA	1,081	1,153	279	403	268	307	201	263	329	360	130	26
Operational EBITA margin (%)	11.7%	11.1%	12.2%	15.6%	16.5%	17.1%	11.9%	12.5%	12.9%	12.7%	7.5%	1.3%

($ in millions, unless otherwise indicated)	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems	
	FY 15	FY 14	FY 15	FY 14	FY 15	FY 14	FY 15	FY 14	FY 15	FY 14	FY 15	FY 14
Revenues	35,481	39,830	9,127	10,142	6,547	7,532	6,374	7,948	9,550	10,333	6,342	7,020
FX/commodity timing differences in total revenues	(28)	213	4	(5)	(11)	14	23	10	9	24	(54)	169
Operational revenues	35,453	40,043	9,131	10,137	6,536	7,546	6,397	7,958	9,559	10,357	6,288	7,189
Income (loss) from operations	3,049	4,178	991	1,422	909	1,475	593	1,003	1,051	1,204	110	(360)
Acquisition-related amortization	310	380	128	138	100	113	12	17	10	17	43	74
Restructuring and restructuring-related expenses[(1)]	674	235	125	25	101	45	112	43	105	51	96	63
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	120	(482)	26	–	3	(407)	11	(113)	4	16	35	12
FX/commodity timing differences in income from operations	16	164	1	4	(17)	15	27	8	8	31	(10)	115
Operational EBITA	4,169	4,475	1,271	1,589	1,096	1,241	755	958	1,178	1,319	274	(96)
Operational EBITA margin (%)	11.8%	11.2%	13.9%	15.7%	16.8%	16.4%	11.8%	12.0%	12.3%	12.7%	4.4%	-1.3%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

Depreciation and Amortization

($ in millions, unless otherwise indicated)	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems	
	Q4 15	Q4 14	Q4 15	Q4 14	Q4 15	Q4 14	Q4 15	Q4 14	Q4 15	Q4 14	Q4 15	Q4 14
Depreciation	192	211	39	39	40	46	14	16	43	49	19	20
Amortization	96	106	36	36	27	28	4	5	4	4	13	19
including total acquisition-related amortization of	*73*	*90*	*32*	*34*	*24*	*26*	*3*	*6*	*3*	*3*	*8*	*16*

($ in millions, unless otherwise indicated)	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems	
	FY 15	FY 14	FY 15	FY 14	FY 15	FY 14	FY 15	FY 14	FY 15	FY 14	FY 15	FY 14
Depreciation	764	851	149	161	163	182	57	68	175	194	75	87
Amortization	396	454	146	148	108	119	18	20	16	23	63	88
including total acquisition-related amortization of	*310*	*380*	*128*	*138*	*100*	*113*	*12*	*17*	*10*	*17*	*43*	*74*

6 Q4 2015 | Financial Information

Orders received and revenues by region

($ in millions, unless otherwise indicated)	Orders received		*Change*			Revenues		*Change*		
	Q4 15	Q4 14	*US$*	*Local*	*Com-parable*	Q4 15	Q4 14	*US$*	*Local*	*Com-parable*
Europe	2,888	3,128	-8%	7%	7%	3,028	3,451	-12%	0%	1%
The Americas	2,491	2,696	-8%	0%	1%	2,627	2,955	-11%	-4%	-3%
Asia, Middle East and Africa	2,883	3,541	-19%	-14%	-13%	3,587	3,940	-9%	-3%	-2%
ABB Group	**8,262**	**9,365**	**-12%**	**-3%**	**-2%**	**9,242**	**10,346**	**-11%**	**-2%**	**-1%**

($ in millions, unless otherwise indicated)	Orders received		*Change*			Revenues		*Change*		
	FY 15	FY 14	*US$*	*Local*	*Com-parable*	FY 15	FY 14	*US$*	*Local*	*Com-parable*
Europe	12,568	14,319	-12%	5%	7%	11,602	13,745	-16%	1%	2%
The Americas	10,505	11,966	-12%	-6%	-4%	10,554	11,490	-8%	-2%	1%
Asia, Middle East and Africa	13,356	15,230	-12%	-7%	-6%	13,325	14,595	-9%	-2%	-1%
ABB Group	**36,429**	**41,515**	**-12%**	**-2%**	**-1%**	**35,481**	**39,830**	**-11%**	**-1%**	**0%**

7 Q4 2015 | Financial Information

Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Year ended		Three months ended	
($ in millions, except per share data in $)	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Sales of products	29,477	33,279	7,599	8,545
Sales of services	6,004	6,551	1,643	1,801
Total revenues	**35,481**	**39,830**	**9,242**	**10,346**
Cost of products	(21,694)	(24,506)	(5,820)	(6,357)
Cost of services	(3,653)	(4,109)	(1,027)	(1,148)
Total cost of sales	**(25,347)**	**(28,615)**	**(6,847)**	**(7,505)**
Gross profit	**10,134**	**11,215**	**2,395**	**2,841**
Selling, general and administrative expenses	(5,574)	(6,067)	(1,580)	(1,497)
Non-order related research and development expenses	(1,406)	(1,499)	(408)	(387)
Other income (expense), net	(105)	529	(60)	92
Income from operations	**3,049**	**4,178**	**347**	**1,049**
Interest and dividend income	77	80	21	23
Interest and other finance expense	(286)	(362)	(63)	(107)
Income from continuing operations before taxes	**2,840**	**3,896**	**305**	**965**
Provision for taxes	(788)	(1,202)	(66)	(264)
Income from continuing operations, net of tax	**2,052**	**2,694**	**239**	**701**
Income from discontinued operations, net of tax	3	24	1	14
Net income	**2,055**	**2,718**	**240**	**715**
Net income attributable to noncontrolling interests	(122)	(124)	(36)	(35)
Net income attributable to ABB	**1,933**	**2,594**	**204**	**680**
Amounts attributable to ABB shareholders:				
Income from continuing operations, net of tax	1,930	2,570	203	666
Net income	1,933	2,594	204	680
Basic earnings per share attributable to ABB shareholders:				
Income from continuing operations, net of tax	0.87	1.12	0.09	0.29
Net income	0.87	1.13	0.09	0.30
Diluted earnings per share attributable to ABB shareholders:				
Income from continuing operations, net of tax	0.87	1.12	0.09	0.29
Net income	0.87	1.13	0.09	0.30
Weighted-average number of shares outstanding (in millions) used to compute:				
Basic earnings per share attributable to ABB shareholders	2,226	2,288	2,203	2,266
Diluted earnings per share attributable to ABB shareholders	2,230	2,295	2,206	2,272

See Notes to the Interim Consolidated Financial Information

8 Q4 2015 | Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited) See Notes to the Interim Consolidated Financial Information Q4 2015 F inan cial Informat ion 9 ($ in millions) Year ended Three months ended Dec. 31, 2015 Dec. 31, 2014 Dec. 31, 2015 Dec. 31, 2014 Total comprehensive income (loss), net of tax 1,416 480 254 (486) Total comprehensive income attributable to noncontrolling interests, net of tax (100) (115) (27) (36) Total comprehensive income (loss) attributable to ABB shareholders, net of tax 1,316 365 227 (522)

ABB Ltd Interim Consolidated Balance Sheets (unaudited) See Notes to the Interim Consolidated Financial Information Q4 2015 F inan cial Informat ion 10 ($ in millions, except share data) Dec. 31, 2015 Dec. 31, 2014 Cash and equivalents 4,565 5,443 Marketable securities and short-term investments 1,633 1,325 Receivables, net 10,061 11,078 Inventories, net 4,757 5,376 Prepaid expenses 225 218 Deferred taxes 881 902 Other current assets 638 644 Total current assets 22,760 24,986 Property, plant and equipment, net 5,276 5,652 Goodwill 9,671 10,053 Other intangible assets, net 2,337 2,702 Prepaid pension and other employee benefits 68 70 Investments in equity-accounted companies 178 177 Deferred taxes 423 511 Other non-current assets 643 701 Total assets 41,356 44,852 Accounts payable, trade 4,342 4,765 Billings in excess of sales 1,375 1,455 Short-term debt and current maturities of long-term debt 1,454 353 Advances from customers 1,598 1,624 Deferred taxes 249 289 Provisions for warranties 1,089 1,148 Other provisions 1,920 1,689 Other current liabilities 3,817 4,257 Total current liabilities 15,844 15,580 Long-term debt 5,985 7,312 Pension and other employee benefits 1,924 2,394 Deferred taxes 965 1,165 Other non-current liabilities 1,650 1,586 Total liabilities 26,368 28,037 Commitments and contingencies Stockholders’ equity: Capital stock and additional paid-in capital (2,314,743,264 issued shares at December 31, 2015 and 2014) 1,777 1,444 Retained earnings 20,476 19,939 Accumulated other comprehensive loss (4,858) (4,241) Treasury stock, at cost (123,118,123 and 55,843,639 shares at December 31, 2015 and 2014, respectively) (1,206) (2,581) Total ABB stockholders’ equity 14,481 16,269 Noncontrolling interests 507 546 Total stockholders’ equity 14,988 16,815 Total liabilities and stockholders’ equity 41,356 44,852

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Year ended		Three months ended	
($ in millions)	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Operating activities:				
Net income	2,055	2,718	240	715
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	1,160	1,305	288	317
Pension and other employee benefits	56	16	5	21
Deferred taxes	(219)	65	(193)	31
Net loss (gain) from sale of property, plant and equipment	(26)	(17)	(5)	(2)
Net loss (gain) from sale of businesses	20	(543)	1	(98)
Net loss (gain) from derivatives and foreign exchange	15	167	53	31
Other	99	112	20	45
Changes in operating assets and liabilities:				
Trade receivables, net	162	(12)	363	337
Inventories, net	105	(176)	509	336
Trade payables	(112)	257	16	75
Accrued liabilities	(24)	9	(2)	(43)
Billings in excess of sales	35	(118)	(55)	(51)
Provisions, net	330	(127)	487	47
Advances from customers	106	39	112	62
Income taxes payable and receivable	(32)	(13)	41	(185)
Other assets and liabilities, net	88	163	114	195
Net cash provided by operating activities	**3,818**	**3,845**	**1,994**	**1,833**
Investing activities:				
Purchases of marketable securities (available-for-sale)	(1,925)	(1,430)	(827)	(594)
Purchases of short-term investments	(614)	(1,465)	(68)	(432)
Purchases of property, plant and equipment and intangible assets	(876)	(1,026)	(329)	(384)
Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies	(56)	(70)	(12)	(47)
Proceeds from sales of marketable securities (available-for-sale)	434	361	55	274
Proceeds from maturity of marketable securities (available-for-sale)	1,022	523	395	288
Proceeds from short-term investments	653	1,011	25	684
Proceeds from sales of property, plant and equipment	68	33	24	7
Proceeds from sales of businesses (net of transaction costs and cash disposed) and cost- and equity-accounted companies	69	1,110	–	119
Net cash from settlement of foreign currency derivatives	231	(179)	23	(181)
Other investing activities	20	11	5	7
Net cash used in investing activities	**(974)**	**(1,121)**	**(709)**	**(259)**
Financing activities:				
Net changes in debt with original maturities of 90 days or less	3	(103)	(72)	(94)
Increase in debt	68	150	13	19
Repayment of debt	(101)	(90)	(23)	(39)
Delivery of shares	107	38	–	12
Purchase of treasury stock	(1,487)	(1,003)	(439)	(542)
Dividends paid	(1,357)	(1,841)	–	–
Reduction in nominal value of common shares paid to shareholders	(392)	–	–	–
Dividends paid to noncontrolling shareholders	(137)	(132)	(6)	(6)
Other financing activities	(84)	(43)	(66)	(16)
Net cash used in financing activities	**(3,380)**	**(3,024)**	**(593)**	**(666)**
Effects of exchange rate changes on cash and equivalents	(342)	(278)	(97)	(98)
Net change in cash and equivalents – continuing operations	**(878)**	**(578)**	**595**	**810**
Cash and equivalents, beginning of period	5,443	6,021	3,970	4,633
Cash and equivalents, end of period	**4,565**	**5,443**	**4,565**	**5,443**
Supplementary disclosure of cash flow information:				
Interest paid	221	259	70	84
Taxes paid	1,043	1,155	207	409

See Notes to the Interim Consolidated Financial Information

11 Q4 2015 | Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders' Equity (unaudited)

($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Accumulated other comprehensive loss					Treasury stock	Total ABB stockholders' equity	Noncontrolling interests	Total stockholders' equity
			Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss				
Balance at January 1, 2014	1,750	19,186	(431)	7	(1,610)	22	(2,012)	(246)	18,678	530	19,208
Comprehensive income:											
Net income		2,594							2,594	124	2,718
Foreign currency translation adjustments, net of tax of $(11)			(1,671)				(1,671)		(1,671)	(9)	(1,680)
Effect of change in fair value of available-for-sale securities, net of tax of $1				6			6		6		6
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax of $(193)					(521)		(521)		(521)		(521)
Change in derivatives qualifying as cash flow hedges, net of tax of $(12)						(43)	(43)		(43)		(43)
Total comprehensive income									365	115	480
Changes in noncontrolling interests	(34)								(34)	33	(1)
Dividends paid to noncontrolling shareholders									–	(132)	(132)
Dividends paid		(1,841)							(1,841)		(1,841)
Share-based payment arrangements	73								73		73
Purchase of treasury stock								(1,015)	(1,015)		(1,015)
Delivery of shares	(17)							55	38		38
Call options	5								5		5
Balance at December 31, 2014	1,777	19,939	(2,102)	13	(2,131)	(21)	(4,241)	(1,206)	16,269	546	16,815

($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders' equity	Noncontrolling interests	Total stockholders' equity
Balance at January 1, 2015	1,777	19,939	(2,102)	13	(2,131)	(21)	(4,241)	(1,206)	16,269	546	16,815
Comprehensive income:											
Net income		1,933							1,933	122	2,055
Foreign currency translation adjustments, net of tax of $(47)			(1,033)				(1,033)		(1,033)	(25)	(1,058)
Effect of change in fair value of available-for-sale securities, net of tax of $(1)				(6)			(6)		(6)		(6)
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax of $140					412		412		412	3	415
Change in derivatives qualifying as cash flow hedges, net of tax of $3						10	10		10		10
Total comprehensive income									1,316	100	1,416
Changes in noncontrolling interests	(30)	(25)							(55)	(2)	(57)
Dividends paid to noncontrolling shareholders									–	(137)	(137)
Dividends paid		(1,317)							(1,317)		(1,317)
Reduction in nominal value of common shares paid to shareholders	(349)	(54)							(403)		(403)
Share-based payment arrangements	61								61		61
Purchase of treasury stock								(1,501)	(1,501)		(1,501)
Delivery of shares	(19)							126	107		107
Call options	4								4		4
Balance at December 31, 2015	1,444	20,476	(3,135)	7	(1,719)	(11)	(4,858)	(2,581)	14,481	507	14,988

See Notes to the Interim Consolidated Financial Information

12 Q4 2015 | Financial Information

Notes to the Interim Consolidated Financial Information (unaudited) Note 1 The Company and basis of presentation ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global technology company in power and automation that enables utility, industry, and transport & infrastructure customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy. The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2014. The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include: - assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects, - estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, self-insurance reserves, regulatory and other proceedings, - assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets, - recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions), - growth rates, discount rates and other assumptions used in testing goodwill for impairment, - assumptions used in determining inventory obsolescence and net realizable value, - estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations, - growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and - assessment of the allowance for doubtful accounts. The actual results and outcomes may differ from the Company’s estimates and assumptions. A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current. In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature. The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts have been reclassified from Other non-current assets to Long-term debt in the Consolidated Balance Sheet at December 31, 2014, as a result of the early adoption of an accounting standard update on the presentation of debt issuance costs (see Note 2). In the Consolidated Statements of Cash Flows certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current period presentation. These reclassifications were within Net cash provided by operating activities. Note 2 Recent accounting pronouncements Applicable for current periods Simplifying the presentation of debt issuance costs In April 2015, an accounting standard update was issued to simplify the presentation of debt issuance costs. Under the update, the Company presents debt issuance costs related to a recognized debt liability in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as a non-current asset. The existing recognition and measurement guidance for debt issuance costs is not affected by this accounting standard update. In August 2015, an accounting standard update was issued to clarify that the Company may elect to present debt issuance costs related to a line-of-credit arrangement as an asset, regardless of whether or not there are any borrowings outstanding on the line-of-credit arrangement. The Company has elected to early adopt both updates. In connection with the adoption of the updated accounting standards, the Company reclassified deferred debt issuance costs of $26 million from "Other non-current assets" to "Long-term debt" at December 31, 2014, and has elected to continue to present debt issuance costs related to revolving credit facilities as an asset. Simplifying the accounting for measurement-period adjustments In September 2015, an accounting standard update was issued to simplify the accounting for measurement-period adjustments in a business combination by eliminating the requirement to restate prior period financial statements for measurement-period adjustments. Under the update, the Company is required to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined, including the cumulative effect of the change in provisional amount as if the accounting had been completed at the acquisition date. The adjustments related to previous reporting periods since the acquisition date must be disclosed by income statement line item either on the face of the income statement or in the notes. The Company has elected to early adopt this update in the third quarter of 2015. The update is applied prospectively to measurement period adjustments that occur after the effective date. This update did not have a material impact on the consolidated financial statements.

Applicable for future periods Revenue from contracts with customers In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes substantially all existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the effective date for the update was deferred and the update is now effective for the Company for annual and interim periods beginning January 1, 201 8, and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). Early adoption of the standard is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this update on its consolidated financial statements. Disclosures for investments in certain entities that calculate net asset value per share (or its equivalent) In May 2015, an accounting standard update was issued re garding fair value disclosures for certain investments. Under the update, the Company would no longer categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient. The amend ments also remove the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the Company has elected to measure the fair value using that practical expedient. This update is effective for the Company for annual and interim periods beginning January 1, 2016, with early adoption permitted, and is applicable retrospectively. The Company does not believe that this update will have a significant impact on its consolidated financial statements. Simplifying the measurement of inventory In July 2015, an accounting standard update was issued to simplify the subsequent measurement of inventories by replacing the current lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out and the retail inventory method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company will early adopt this update in the first quarter of 2016 and apply it prospectively. The Company does not believe that this update will have a significant impact on its consolidated financial statements. Balance sheet classification of deferred taxes In November 2015, an accounting standard update was issued which removes the requirement to separate deferred tax liabilities and assets into current and noncurrent amounts and instead requires all such amounts, as well as any related valuation allowance, to be classified as noncurrent in the balance sheet. This update is effective for the Company for annual and interim periods beginning January 1, 2017, with early adoption permitted, and is applicable either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented . The Company is currently evaluating which transition method it will adopt and the impact of this update on its consolidated financial statements. Recognition and measurement of financial assets and financial liabilities In January 2016, an accounting standard update was issued to enhance the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. Amongst others, the Company would be required to measure equity investments (except those accounted for under the equity method) at fair value with changes in fair value recognized in net income and to present separately financial assets and financial liabilities by measurement category and form of financial asset . This update is effective for the Company for annual and interim periods beginning January 1, 2018, with early adoption permitted for certain provisions. The Company is currently evaluating the impact of this update on its consolidated financial statements. Note 3 Bus ines s d ivest ments For the year and three months ended December 31, 2014, the Company recorded net gains of $543 million and $98 million, respectively, in “Other income (expense), net” and an associated tax expense of $279 million and $40 million, respectively, in “Provision for taxes”, relating to the divestment of consolidated businesses. In the year and three months ended December 31, 2015, there were no significant amounts recognized from the divestments of consolidated businesses. Q4 2015 Financial Information 14

Note 4
Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	December 31, 2015					
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,837			1,837	1,837	–
Time deposits	2,821			2,821	2,717	104
Other short-term investments	231			231	–	231
Debt securities available-for-sale:						
U.S. government obligations	120	2	(1)	121	–	121
Other government obligations	2	–	–	2	–	2
Corporate	519	1	(1)	519	11	508
Equity securities available-for-sale	658	9	–	667	–	667
Total	6,188	12	(2)	6,198	4,565	1,633

	December 31, 2014					
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,218			2,218	2,218	–
Time deposits	3,340			3,340	3,140	200
Other short-term investments	225			225	–	225
Debt securities available-for-sale:						
U.S. government obligations	135	2	(1)	136	–	136
Other government obligations	2	–	–	2	–	2
Corporate	734	4	(1)	737	85	652
Equity securities available-for-sale	98	12	–	110	–	110
Total	6,752	18	(2)	6,768	5,443	1,325

Included in Other short-term investments at December 31, 2015 and 2014, are receivables of $224 million and $219 million, respectively, representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

Non-current assets

Included in "Other non-current assets" are certain held-to-maturity marketable securities. At December 31, 2015, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $99 million, $11 million and $110 million, respectively. At December 31, 2014, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $95 million, $14 million and $109 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

Note 5
Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company's operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company's policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company's policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company's manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities, the Company's policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.

15 Q4 2015 | Financial Information

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company's balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options, indexed to the shares of the Company, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company's primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts	
($ in millions)	December 31, 2015	December 31, 2014
Foreign exchange contracts	16,467	18,564
Embedded foreign exchange derivatives	2,966	3,013
Interest rate contracts	4,302	2,242

Derivative commodity contracts

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company's requirements in the various commodities:

Type of derivative	Unit	Total notional amounts	
		December 31, 2015	December 31, 2014
Copper swaps	metric tonnes	48,903	46,520
Aluminum swaps	metric tonnes	5,455	3,846
Nickel swaps	metric tonnes	18	–
Lead swaps	metric tonnes	14,625	6,550
Zinc swaps	metric tonnes	225	200
Silver swaps	ounces	1,727,255	1,996,845
Crude oil swaps	barrels	133,500	128,000

Equity derivatives

At December 31, 2015 and 2014, the Company held 55 million and 61 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $13 million and $33 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in "Accumulated other comprehensive loss" and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At December 31, 2015 and 2014, "Accumulated other comprehensive loss" included net unrealized losses of $11 million and $21 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at December 31, 2015, net losses of $2 million are expected to be reclassified to earnings in the following 12 months. At December 31, 2015, the longest maturity of a derivative classified as a cash flow hedge was 51 months.

The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the year and three months ended December 31, 2015 and 2014.

16 Q4 2015 | Financial Information

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows: (1) SG&A expenses represent “Selling, general and administrative expenses”. Net derivative losses of $30 million and $9 million, both net of tax, respectively, were reclassified from “Accumulated other comprehensive loss” to earnings during the year ended December 31, 2015 and 2014, respectively. During the three months ended December 31, 2015 and 2014, net derivative loss es of $2 million and $6 million, both net of tax, respectively, were reclassified from “Accumulated other comprehensive loss” to earnings. Fair value hed ges To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in the fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the year and three months ended December 31, 2015 and 2014, was not significant. Q4 2015 Financial Information 17 Type of derivative designated as a cash flow hedge Three months ended December 31, 2014 Gains (losses) recognized in OCI on derivatives (effective portion) Gains (losses) reclassified from OCI into income (effective portion) Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing) ($ in millions) Location ($ in millions) Location ($ in millions) Foreign exchange contracts 4 Total revenues (6) Total cost of sales 1 Total revenues– Total cost of sales– Commodity contracts (3) Total cost of sales (1) Total cost of sales– Cash-settled call options (3) SG&A expenses (1)(1) SG&A expenses(1)– Total (2) (7) – Type of derivative designated as a cash flow hedge Three months ended December 31, 2015 Gains (losses) recognized in OCI on derivatives (effective portion) Gains (losses) reclassified from OCI into income (effective portion) Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing) ($ in millions) Location ($ in millions) Location ($ in millions) Foreign exchange contracts (4) Total revenues (5) Total cost of sales 3 Total revenues– Total cost of sales– Commodity contracts (3) Total cost of sales (3) Total cost of sales– Cash-settled call options 4 SG&A expenses (1) 2 SG&A expenses(1)– Total (3) (3) – Type of derivative designated as a cash flow hedge Year ended December 31, 2014 Gains (losses) recognized in OCI on derivatives (effective portion) Gains (losses) reclassified from OCI into income (effective portion) Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing) ($ in millions) Location ($ in millions) Location ($ in millions) Foreign exchange contracts (42) Total revenues (9) Total cost of sales 8 Total revenues– Total cost of sales– Commodity contracts (7) Total cost of sales (3) Total cost of sales– Cash-settled call options (16) SG&A expenses (1)(6) SG&A expenses(1)– Total (65) (10) – Type of derivative designated as a cash flow hedge Year ended December 31, 2015 Gains (losses) recognized in OCI on derivatives (effective portion) Gains (losses) reclassified from OCI into income (effective portion) Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing) ($ in millions) Location ($ in millions) Location ($ in millions) Foreign exchange contracts (11) Total revenues (36) Total cost of sales11 Total revenues– Total cost of sales– Commodity contracts (9) Total cost of sales (10) Total cost of sales– Cash-settled call options (6) SG&A expenses (1)(4) SG&A expenses (1)– Total (26) (39) –

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

	Year ended December 31, 2015			
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item	
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	8	Interest and other finance expense	(4)

	Year ended December 31, 2014			
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item	
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	84	Interest and other finance expense	(83)

	Three months ended December 31, 2015			
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item	
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(22)	Interest and other finance expense	23

	Three months ended December 31, 2014			
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item	
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	34	Interest and other finance expense	(34)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

Type of derivative not designated as a hedge	Gains (losses) recognized in income				
		Year ended December 31,		Three months ended December 31,	
($ in millions)	Location	2015	2014	2015	2014
Foreign exchange contracts	Total revenues	(216)	(533)	10	(253)
	Total cost of sales	16	19	(40)	61
	SG&A expenses[(1)]	13	2	4	3
	Non-order related research and development	(1)	–	–	–
	Interest and other finance expense	287	(260)	39	(67)
Embedded foreign exchange contracts	Total revenues	127	149	(11)	111
	Total cost of sales	(25)	(27)	(1)	(20)
	SG&A expenses[(1)]	(5)	–	(3)	–
Commodity contracts	Total cost of sales	(61)	(28)	(14)	(14)
	Interest and other finance expense	1	1	–	–
Interest rate contracts	Interest and other finance expense	(1)	(1)	2	–
Cash-settled call options	Interest and other finance expense	–	(1)	–	–
Cross-currency interest rate swaps	Interest and other finance expense	(1)	–	(1)	–
Total		134	(679)	(15)	(179)

(1) SG&A expenses represent "Selling, general and administrative expenses".

18 Q4 2015 | Financial Information

The fair values of derivatives included in the Consolidated Balance Sheets were as follows: December 31, 2015 Derivative assets Derivative liabilities Current in Non-current in Current in Non-current in “Other current “Other non-current “Other current “Other non-current ($ in millions) assets” assets” liabilities” liabilities” Derivatives designated as hedging instruments: Foreign exchange contracts 15 10 8 16 Commodity contracts – – 3 – Interest rate contracts 6 86 – – Cash-settled call options 8 5 – – Total 29 101 11 16 Derivatives not designated as hedging instruments: Foreign exchange contracts 172 32 237 81 Commodity contracts 2 – 29 9 Cross-currency interest rate swaps – – – 1 Embedded foreign exchange derivatives 94 53 41 27 Total 268 85 307 118 Total fair value 297 186 318 134 December 31, 2014 Derivative assets Derivative liabilities Current in Non-current in Current in Non-current in “Other current “Other non-current “Other current “Other non-current ($ in millions) assets” assets” liabilities” liabilities” Derivatives designated as hedging instruments: Foreign exchange contracts 9 9 20 16 Commodity contracts – – 3 – Interest rate contracts – 85 – – Cash-settled call options 21 11 – – Total 30 105 23 16 Derivatives not designated as hedging instruments: Foreign exchange contracts 156 25 369 72 Commodity contracts 4 – 19 3 Cash-settled call options 1 1 – – Embedded foreign exchange derivatives 98 58 27 17 Total 259 84 415 92 Total fair value 289 189 438 108 Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events. Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2015 and 2014, have been presented on a gross basis. The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions. At December 31, 2015 and 2014, information related to these offsetting arrangements was as follows: ($ in millions) December 31, 2015 Derivative liabilities Type of agreement or Gross amount of eligible for set-off in Cash collateral Non-cash collateral similar arrangement recognized assets case of default received received Net asset exposure Derivatives 336 (215) – – 121 Reverse repurchase agreements 224 – – (224) – Total 560 (215) – (224) 121

($ in millions)	December 31, 2015				
Type of agreement or similar arrangement	Gross amount of recognized liabilities	Derivative liabilities eligible for set-off in case of default	Cash collateral pledged	Non-cash collateral pledged	Net liability exposure
Derivatives	384	(215)	(3)	–	166
Total	384	(215)	(3)	–	166

($ in millions)	December 31, 2014				
Type of agreement or similar arrangement	Gross amount of recognized assets	Derivative liabilities eligible for set-off in case of default	Cash collateral received	Non-cash collateral received	Net asset exposure
Derivatives	322	(216)	–	–	106
Reverse repurchase agreements	219	–	–	(219)	–
Total	541	(216)	–	(219)	106

($ in millions)	December 31, 2014				
Type of agreement or similar arrangement	Gross amount of recognized liabilities	Derivative liabilities eligible for set-off in case of default	Cash collateral pledged	Non-cash collateral pledged	Net liability exposure
Derivatives	502	(216)	(3)	–	283
Total	502	(216)	(3)	–	283

Note 6 Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company's assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1: Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively-traded debt securities.

Level 2: Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively-quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt.

Level 3: Valuation inputs are based on the Company's assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company's management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

20 Q4 2015 | Financial Information

Recurring fair value measures The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows: December 31, 2015 ($ in millions) Level 1 Level 2 Level 3 Total fair value Assets Available-for-sale securities in “Cash and equivalents”: Debt securities—Corporate – 11 – 11 Available-for-sale securities in “Marketable securities and short-term investments”: Equity securities – 667 – 667 Debt securities—U.S. government obligations 121 – – 121 Debt securities—Other government obligations – 2 – 2 Debt securities—Corporate – 508 – 508 Derivative assets—current in “Other current assets” 1 296 – 297 Derivative assets—non-current in “Other non-current assets” – 186 – 186 Total 122 1,670 – 1,792 Liabilities Derivative liabilities—current in “Other current liabilities” 3 315 – 318 Derivative liabilities—non-current in “Other non-current liabilities” – 134 – 134 Total 3 449 – 452 December 31, 2014 ($ in millions) Level 1 Level 2 Level 3 Total fair value Assets Available-for-sale securities in “Cash and equivalents”: Debt securities—Corporate – 85 – 85 Available-for-sale securities in “Marketable securities and short-term investments”: Equity securities – 110 – 110 Debt securities—U.S. government obligations 136 – – 136 Debt securities—Other government obligations – 2 – 2 Debt securities—Corporate – 652 – 652 Derivative assets—current in “Other current assets” – 289 – 289 Derivative assets—non-current in “Other non-current assets” – 189 – 189 Total 136 1,327 – 1,463 Liabilities Derivative liabilities—current in “Other current liabilities” – 438 – 438 Derivative liabilities—non-current in “Other non-current liabilities” – 108 – 108 Total – 546 – 546 The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis: - Available-for-sale securities in “Cash and equivalents” and “Marketable securities and short-term investments”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. - Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used. Non-recurring fair value measures There were no significant non-recurring fair value measurements during the year and three months ended December 31, 2015 and 2014.

Disclosure about financial instruments carried on a cost basis The fair values of financial instruments carried on a cost basis were as follows: December 31, 2015 ($ in millions) Carrying value Level 1 Level 2 Level 3 Total fair value Assets Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months): Cash 1,837 1,837 – – 1,837 Time deposits 2,717 – 2,717 – 2,717 Marketable securities and short-term investments (excluding available-for-sale securities): Time deposits 104 – 104 – 104 Receivables under reverse repurchase agreements 224 – 224 – 224 Other short-term investments 7 7 – – 7 Other non-current assets: Loans granted 29 – 30 – 30 Held-to-maturity securities 99 – 110 – 110 Restricted cash deposits 176 55 138 – 193 Liabilities Short-term debt and current maturities of long-term debt (excluding capital lease obligations) 1,427 614 817 – 1,431 Long-term debt (excluding capital lease obligations) 5,899 5,307 751 – 6,058 Non-current deposit liabilities in “Other non-current liabilities” 215 – 244 – 244 December 31, 2014 ($ in millions) Carrying value Level 1 Level 2 Level 3 Total fair value Assets Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months): Cash 2,218 2,218 – – 2,218 Time deposits 3,140 – 3,140 – 3,140 Marketable securities and short-term investments (excluding available-for-sale securities): Time deposits 200 – 200 – 200 Receivables under reverse repurchase agreements 219 – 219 – 219 Other short-term investments 6 6 – – 6 Other non-current assets: Loans granted 41 – 44 – 44 Held-to-maturity securities 95 – 109 – 109 Restricted cash deposits 198 64 161 – 225 Liabilities Short-term debt and current maturities of long-term debt (excluding capital lease obligations) 324 115 209 – 324 Long-term debt (excluding capital lease obligations) 7,198 6,148 1,404 – 7,552 Non-current deposit liabilities in “Other non-current liabilities” 222 – 267 – 267 The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis: - Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities): The carrying amounts approximate the fair values as the items are short-term in nature. - Other non-current assets: Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1 inputs) and restricted cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs). - Short-term debt and current maturities of long-term debt (excluding capital lease obligations): Short-term debt includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values. - Long-term debt (excluding capital lease obligations): Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs), if available. For other bonds and other long-term debt, the fair values are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs). - Non-current deposit liabilities in “Other non-current liabilities”: The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

Note 7
Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. The lower end of an estimated range is accrued when a single best estimate is not determinable. The required amounts of the provisions may change in the future as developments occur.

If a provision has been recognized for any of these matters, the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company's consolidated financial statements.

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies.

Environmental provisions included in the Company's Consolidated Balance Sheets were as follows:

($ in millions)	December 31, 2015	December 31, 2014
Other provisions	30	37
Other non-current liabilities	86	109
Total	116	146

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Contingencies—Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission's leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company's involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). The Company's cables business remains under investigation for alleged anticompetitive practices in certain other jurisdictions. An informed judgment about the outcome of these remaining investigations or the amount of potential loss or range of loss for the Company, if any, relating to these remaining investigations cannot be made at this stage.

In Brazil, the Company's Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

With respect to those aforementioned matters which are still ongoing, management is cooperating fully with the antitrust authorities.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At December 31, 2015 and 2014, the Company had aggregate liabilities of $160 million and $147 million, respectively, included in "Other provisions" and "Other non-current liabilities", for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company's third-party guarantees. The maximum potential payments represent a "worst-case scenario", and do not reflect management's expected outcomes.

Maximum potential payments ($ in millions)	December 31, 2015	December 31, 2014
Performance guarantees	209	232
Financial guarantees	77	72
Indemnification guarantees	50	50
Total	336	354

The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company's best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2015 and 2014, were not significant.

23 Q4 2015 | Financial Information

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. There were no significant performance guarantees at December 31, 2015 and 2014.

The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At December 31, 2015 and 2014, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $136 million and $156 million, respectively.

Financial guarantees and commercial commitments

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2015 and 2014, the Company had a maximum potential amount payable of $77 million and $72 million, respectively, under financial guarantees outstanding. Of these amounts, $17 million and $12 million at December 31, 2015 and 2014, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively "performance bonds") with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in the year and three months ended December 31, 2015 and 2014.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. There were no significant indemnification guarantees at December 31, 2015 and 2014.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the "Provisions for warranties", including guarantees of product performance, was as follows:

($ in millions)	2015	2014
Balance at January 1,	1,148	1,362
Net change in warranties due to acquisitions and divestments	–	11
Claims paid in cash or in kind	(281)	(319)
Net increase in provision for changes in estimates, warranties issued and warranties expired	301	224
Exchange rate differences	(79)	(130)
Balance at December 31,	1,089	1,148

Note 8
Employee benefits

The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company's employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company's employee benefit plans is December 31. The funding policies of the Company's plans are consistent with the local government and tax requirements.

Net periodic benefit cost of the Company's defined benefit pension and other postretirement benefit plans consisted of the following:

($ in millions)	Defined pension benefits		Other postretirement benefits	
Year ended December 31,	2015	2014	2015	2014
Service cost	267	243	1	1
Interest cost	305	409	8	10
Expected return on plan assets	(456)	(481)	–	–
Amortization of prior service cost (credit)	38	27	(9)	(9)
Amortization of net actuarial loss	127	99	1	–
Curtailments, settlements and special termination benefits	5	4	–	–
Net periodic benefit cost	286	301	1	2

24 Q4 2015 | Financial Information

($ in millions)	Defined pension benefits		Other postretirement benefits	
Three months ended December 31,	2015	2014	2015	2014
Service cost	64	64	–	–
Interest cost	74	110	2	3
Expected return on plan assets	(111)	(125)	–	–
Amortization of prior service cost (credit)	10	7	(3)	(3)
Amortization of net actuarial loss	32	26	–	–
Curtailments, settlements and special termination benefits	4	3	–	–
Net periodic benefit cost	73	85	(1)	–

Employer contributions were as follows:

($ in millions)	Defined pension benefits		Other postretirement benefits	
Year ended December 31,	2015	2014	2015	2014
Total contributions to defined benefit pension and other postretirement benefit plans	243	308	15	14
Of which, discretionary contributions to defined benefit pension plans	31	75	–	–

($ in millions)	Defined pension benefits		Other postretirement benefits	
Three months ended December 31,	2015	2014	2015	2014
Total contributions to defined benefit pension and other postretirement benefit plans	88	65	4	4
Of which, discretionary contributions to defined benefit pension plans	21	–	–	–

During the year and three months ended December 31, 2015, discretionary contributions included available-for-sale debt securities, having a fair value at the contribution date of $22 million, contributed to certain of the Company's pension plans in the United Kingdom.

During the year ended December 31, 2014, discretionary contributions included available-for-sale debt securities, having a fair value at the contribution date of $25 million, contributed to certain of the Company's pension plans in the United Kingdom.

The Company expects to make contributions totaling approximately $252 million and $15 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2016.

Note 9 Stockholders' equity

In September 2014, the Company announced a share buyback program for the purchase of up to $4 billion of its own shares over a period ending no later than September 2016. The Company intends that approximately three quarters of the shares to be purchased will be held for cancellation (after approval from shareholders) and the remainder will be purchased to be available for delivery to employees under its employee share programs. Shares acquired for cancellation are acquired through a separate trading line on the SIX Swiss Exchange (on which only the Company can purchase shares), while shares acquired for delivery under employee share programs are acquired through the ordinary trading line.

In the year ended December 31, 2015, under the announced share buyback program, the Company purchased 60.245 million shares for cancellation and 13.050 million shares to support its employee share programs, of which 19.955 million shares were purchased for cancellation and 4.350 million shares were purchased to support employee share programs in the three months ended December 31, 2015. In the year and three months ended December 31, 2015, these transactions resulted in an increase in Treasury stock of $1,501 million and $454 million, respectively.

As of December 31, 2015, under this program, the Company has purchased a total of 86.225 million shares for cancellation and 19.800 million shares to support its employee share programs.

At the Annual General Meeting of Shareholders on April 30, 2015, shareholders approved the proposals of the Board of Directors to distribute a total of 0.72 Swiss francs per share to shareholders, comprising of a dividend of 0.55 Swiss francs paid out of ABB Ltd's capital contribution reserves and a distribution of 0.17 Swiss francs by way of a nominal value reduction (reduction in the par value of each share) from 1.03 Swiss francs to 0.86 Swiss francs. The approved dividend distribution amounted to $1,317 million and was paid in May 2015. The nominal value reduction was registered in July 2015 in the commercial register of the canton of Zurich, Switzerland, and was paid in the third quarter of 2015. The approved nominal value reduction was recorded in the second quarter of 2015 as a reduction to Capital stock and additional paid-in capital of $349 million and a reduction in Retained earnings of $54 million.

25 Q4 2015 | Financial Information

Note 10
Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements.

Basic earnings per share

	Year ended December 31,		Three months ended December 31,	
($ in millions, except per share data in $)	2015	2014	2015	2014
Amounts attributable to ABB shareholders:				
Income from continuing operations, net of tax	1,930	2,570	203	666
Income from discontinued operations, net of tax	3	24	1	14
Net income	1,933	2,594	204	680
Weighted-average number of shares outstanding (in millions)	2,226	2,288	2,203	2,266
Basic earnings per share attributable to ABB shareholders:				
Income from continuing operations, net of tax	0.87	1.12	0.09	0.29
Income from discontinued operations, net of tax	–	0.01	–	0.01
Net income	0.87	1.13	0.09	0.30

Diluted earnings per share

	Year ended December 31,		Three months ended December 31,	
($ in millions, except per share data in $)	2015	2014	2015	2014
Amounts attributable to ABB shareholders:				
Income from continuing operations, net of tax	1,930	2,570	203	666
Income from discontinued operations, net of tax	3	24	1	14
Net income	1,933	2,594	204	680
Weighted-average number of shares outstanding (in millions)	2,226	2,288	2,203	2,266
Effect of dilutive securities:				
Call options and shares	4	7	3	6
Adjusted weighted-average number of shares outstanding (in millions)	2,230	2,295	2,206	2,272
Diluted earnings per share attributable to ABB shareholders:				
Income from continuing operations, net of tax	0.87	1.12	0.09	0.29
Income from discontinued operations, net of tax	–	0.01	–	0.01
Net income	0.87	1.13	0.09	0.30

26 Q4 2015 | Financial Information

Note 11 Reclassifications out of accumulated other comprehensive loss

The following table shows changes in "Accumulated other comprehensive loss" (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2014	(431)	7	(1,610)	22	(2,012)
Other comprehensive (loss) income before reclassifications	(1,680)	(9)	(617)	(52)	(2,358)
Amounts reclassified from OCI	–	15	96	9	120
Total other comprehensive (loss) income	(1,680)	6	(521)	(43)	(2,238)
Less:					
Amounts attributable to noncontrolling interests	(9)	–	–	–	(9)
Balance at December 31, 2014	(2,102)	13	(2,131)	(21)	(4,241)
Other comprehensive (loss) income before reclassifications	(1,058)	(7)	298	(20)	(787)
Amounts reclassified from OCI	–	1	117	30	148
Total other comprehensive (loss) income	(1,058)	(6)	415	10	(639)
Less:					
Amounts attributable to noncontrolling interests	(25)	–	3	–	(22)
Balance at December 31, 2015	(3,135)	7	(1,719)	(11)	(4,858)

The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan adjustments and unrealized gains (losses) of cash flow hedge derivatives:

($ in millions)	Location of (gains) losses	Year ended December 31,		Three months ended December 31,	
Details about OCI components	reclassified from OCI	2015	2014	2015	2014
Pension and other postretirement plan adjustments:					
Amortization of prior service cost	Net periodic benefit cost(1)	29	18	7	4
Amortization of net actuarial loss	Net periodic benefit cost(1)	128	99	32	26
Total before tax		157	117	39	30
Tax	Provision for taxes	(40)	(21)	(10)	(3)
Amounts reclassified from OCI		117	96	29	27
Unrealized gains (losses) of cash flow hedge derivatives:					
Foreign exchange contracts	Total revenues	36	9	5	6
	Total cost of sales	(11)	(8)	(3)	(1)
Commodity contracts	Total cost of sales	10	3	3	1
Cash-settled call options	SG&A expenses(2)	4	6	(2)	1
Total before tax		39	10	3	7
Tax	Provision for taxes	(9)	(1)	(1)	(1)
Amounts reclassified from OCI		30	9	2	6

(1) These components are included in the computation of net periodic benefit cost (see Note 8).

(2) SG&A expenses represent "Selling, general and administrative expenses".

The amounts in respect of Unrealized gains (losses) on available-for-sale securities were not significant for the year and three months ended December 31, 2015 and 2014.

27 Q4 2015 | Financial Information

Note 12
Restructuring and related expenses
White Collar Productivity program

In September 2015, the Company announced a two-year program aimed at making the Company leaner, faster and more customer-focused. Planned productivity improvements include the rapid expansion and use of regional shared service centers as well as the streamlining of global operations and head office functions, with business units moving closer to their respective key markets. In the course of this program, the Company will implement and execute various restructuring initiatives across all operating segments and regions.

The following table outlines the costs incurred in 2015, the cumulative costs incurred to date and the total amount of costs expected to be incurred under the program per operating segment:

($ in millions)	Costs incurred in the three months ended December 31, 2015	Cumulative costs incurred up to December 31, 2015	Total expected costs
Discrete Automation and Motion	42	45	169
Low Voltage Products	58	60	126
Process Automation	82	91	137
Power Products	41	42	155
Power Systems	44	46	82
Corporate and Other	85	86	183
Total	352	370	852

Of the total expected costs of $852 million the majority is related to employee severance costs.

The Company recorded the following expenses under this program:

($ in millions)	Year ended December 31, 2015	Three months ended December 31, 2015
Employee severance costs	364	346
Estimated contract settlement, loss order and other costs	5	5
Inventory and long-lived asset impairments	1	1
Total	370	352

Expenses associated with this program are recorded in the following line items in the Consolidated Income Statements:

($ in millions)	Year ended December 31, 2015	Three months ended December 31, 2015
Total cost of sales	122	113
Selling, general and administrative expenses	187	183
Non-order related research and development expenses	38	34
Other income (expense), net	23	22
Total	370	352

Liabilities associated with the White Collar Productivity (WCP) program are primarily included in "Other provisions". The following tables show the activity during the year and three months ended December 31, 2015, by expense type.

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2015	–	–	–
Expenses	364	5	369
Cash payments	(34)	(1)	(35)
Liability at December 31, 2015	330	4	334

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at October 1, 2015	13	–	13
Expenses	346	5	351
Cash payments	(29)	(1)	(30)
Liability at December 31, 2015	330	4	334

28 Q4 2015 | Financial Information

Other restructuring-related activities

In addition, during the year ended December 31, 2015 and 2014, the Company executed various other minor restructuring-related activities and incurred expenses of $256 million and $235 million, respectively, which were mainly recorded in "Total cost of sales". Expenses for the three months ended December 31, 2015 and 2014, amounted to $144 million and $93 million, respectively.

	Year ended December 31,		Three months ended December 31,	
($ in millions)	2015	2014	2015	2014
Employee severance costs	207	177	130	75
Estimated contract settlement, loss order and other costs	27	31	11	9
Inventory and long-lived asset impairments	22	27	3	9
Total	256	235	144	93

At December 31, 2015 and 2014, the balance of other restructuring-related liabilities is primarily included in "Other provisions".

Note 13
Operating segment data

The Chief Operating Decision Maker (CODM) is the Company's Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company's operating segments consist of Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products and Power Systems. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

- Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

- Low Voltage Products: manufactures and sells products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition, the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.

- Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

- Power Products: manufactures and sells a wide range of products across voltage levels, including circuit breakers, switchgear, capacitors, instrument transformers, power, distribution and traction transformers for electrical and other infrastructure utilities, as well as industrial and commercial customers.

- Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties, for power generation, transmission and distribution utilities, other infrastructure utilities, as well as other industrial and commercial enterprises.

- Corporate and Other: includes headquarters, central research and development, the Company's real estate activities, Group Treasury Operations and other minor business activities.

Effective January 1, 2015, the Company changed its primary measure of segment performance from Operational EBITDA to Operational EBITA, which represents income from operations excluding amortization expense on intangibles arising upon acquisitions (acquisition-related amortization), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The segment performance for the year and three months ended December 31, 2014, has been restated to reflect this change.

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company's consolidated Operational EBITA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

29 Q4 2015 | Financial Information

The following tables present segment revenues, Operational EBITA, and the reconciliations of consolidated Operational EBITA to Income from continuing operations before taxes for the year and three months ended December 31, 2015 and 2014, as well as total assets at December 31, 2015 and 2014.

	Year ended December 31, 2015			Year ended December 31, 2014		
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	8,492	635	9,127	9,296	846	10,142
Low Voltage Products	6,210	337	6,547	7,117	415	7,532
Process Automation	6,235	139	6,374	7,745	203	7,948
Power Products	8,352	1,198	9,550	8,782	1,551	10,333
Power Systems	6,132	210	6,342	6,686	334	7,020
Corporate and Other	60	1,459	1,519	204	1,592	1,796
Intersegment elimination	–	(3,978)	(3,978)	–	(4,941)	(4,941)
Consolidated	35,481	–	35,481	39,830	–	39,830

	Three months ended December 31, 2015			Three months ended December 31, 2014		
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,109	179	2,288	2,353	230	2,583
Low Voltage Products	1,538	86	1,624	1,689	104	1,793
Process Automation	1,635	39	1,674	2,040	54	2,094
Power Products	2,232	312	2,544	2,389	436	2,825
Power Systems	1,708	47	1,755	1,883	82	1,965
Corporate and Other	20	347	367	(8)	372	364
Intersegment elimination	–	(1,010)	(1,010)	–	(1,278)	(1,278)
Consolidated	9,242	–	9,242	10,346	–	10,346

	Year ended December 31,		Three months ended December 31,	
($ in millions)	2015	2014	2015	2014
Operational EBITA:				
Discrete Automation and Motion	1,271	1,589	279	403
Low Voltage Products	1,096	1,241	268	307
Process Automation	755	958	201	263
Power Products	1,178	1,319	329	360
Power Systems	274	(96)	130	26
Corporate and Other and Intersegment elimination	(405)	(536)	(126)	(206)
Consolidated Operational EBITA	4,169	4,475	1,081	1,153
Acquisition-related amortization	(310)	(380)	(73)	(90)
Restructuring and restructuring-related expenses(1)	(674)	(235)	(531)	(93)
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	(120)	482	(76)	122
Foreign exchange/commodity timing differences in income from operations:				
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	67	(223)	(13)	(22)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(68)	(42)	(18)	(22)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(15)	101	(23)	1
Income from operations	3,049	4,178	347	1,049
Interest and dividend income	77	80	21	23
Interest and other finance expense	(286)	(362)	(63)	(107)
Income from continuing operations before taxes	2,840	3,896	305	965

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

	Total assets(1)	
($ in millions)	December 31, 2015	December 31, 2014
Discrete Automation and Motion	9,452	10,123
Low Voltage Products	7,481	7,978
Process Automation	3,851	4,268
Power Products	6,869	7,396
Power Systems	6,120	6,855
Corporate and Other	7,583	8,232
Consolidated	41,356	44,852

(1) Total assets are after intersegment eliminations and therefore reflect third-party assets only.

30 Q4 2015 | Financial Information

Realignment of segments On September 9, 2015, the Company announced a reorganization of its operating segments aimed at delivering more customer value in a better, more focused way from its combined power and automation offering. Effective January 1, 2016, ABB commenced operating with four segments, namely Discrete Automation and Motion, Electrification Products, Process Automation and Power Grids. The Discrete Automation and Motion segment remains unchanged except that it now excludes the Programmable Logic Controller business which was transferred to the Process Automation segment. The new Electrification Products segment includes the combined businesses of the previous Low Voltage Products segment and the Medium Voltage Products business, previously included in the former Power Products segment. The scope of businesses in the Process Automation segment has been expanded to include both the Distributed Control Systems business from the former Power Systems segment and the Programmable Logic Controller business transferred from the Discrete Automation and Motion segment described above. The new Power Grids segment includes the remaining businesses of the former Power Products and Power Systems segments, excluding the businesses transferred to other segments as described above. Q4 2015 Financial Information 31

Q4 2015 Financial Information 32

Supplemental Reconciliations and Definitions

The following reconciliations and definitions include measures which ABB uses to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Certain of these financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB's management believes that the non-GAAP financial measures herein are useful in evaluating ABB's operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the year and three months ended December 31, 2015.

Comparable growth rates (previously 'Like-for-like growth rates')

Growth rates for certain key figures may be presented and discussed on a "comparable" basis. The comparable growth rate measures growth on a constant currency basis. Since we are a global company, the comparability of our operating results reported in U.S. dollars is affected by foreign currency exchange rate fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods' reported key figures into U.S. dollar amounts using the exchange rates in effect for the comparable periods in the previous year.

Comparable growth rates also adjust for changes in our business portfolio. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported key figures of such business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable when computing the comparable growth rate. In addition, certain other portfolio changes which do not qualify as divestments are treated in a similar manner to divestments. We do not adjust for portfolio changes where the business acquired or divested has annual revenues of less than $50 million.

The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.

Divisional comparable growth rate reconciliation

	Q4 2015 compared to Q4 2014							
	Order growth rate				Revenue growth rate			
Division	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Comparable	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Comparable
Discrete Automation and Motion	-17%	8%	0%	-9%	-11%	7%	0%	-4%
Low Voltage Products	-11%	9%	0%	-2%	-9%	9%	0%	0%
Process Automation	-17%	11%	5%	-1%	-20%	9%	3%	-8%
Power Products	-6%	9%	0%	3%	-10%	8%	0%	-2%
Power Systems	-7%	10%	0%	3%	-11%	10%	0%	-1%
ABB Group	**-12%**	**9%**	**1%**	**-2%**	**-11%**	**9%**	**1%**	**-1%**

	FY 2015 compared to FY 2014							
	Order growth rate				Revenue growth rate			
Division	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Comparable	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Comparable
Discrete Automation and Motion	-13%	8%	0%	-5%	-10%	8%	0%	-2%
Low Voltage Products	-13%	10%	4%	1%	-13%	10%	3%	0%
Process Automation	-25%	11%	3%	-11%	-20%	11%	4%	-5%
Power Products	-7%	9%	0%	2%	-8%	10%	0%	2%
Power Systems	-1%	14%	0%	13%	-10%	12%	0%	2%
ABB Group	**-12%**	**10%**	**1%**	**-1%**	**-11%**	**10%**	**1%**	**0%**

33 Q4 2015 | Financial Information

Regional comparable growth rate reconciliation

	Q4 2015 compared to Q4 2014							
	Order growth rate				Revenue growth rate			
Region	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Comparable	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Comparable
Europe	-8%	15%	0%	7%	-12%	12%	1%	1%
The Americas	-8%	8%	1%	1%	-11%	7%	1%	-3%
Asia, Middle East and Africa	-19%	5%	1%	-13%	-9%	6%	1%	-2%
ABB Group	**-12%**	**9%**	**1%**	**-2%**	**-11%**	**9%**	**1%**	**-1%**

	FY 2015 compared to FY 2014							
	Order growth rate				Revenue growth rate			
Region	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Comparable	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Comparable
Europe	-12%	17%	2%	7%	-16%	17%	1%	2%
The Americas	-12%	6%	2%	-4%	-8%	6%	3%	1%
Asia, Middle East and Africa	-12%	5%	1%	-6%	-9%	7%	1%	-1%
ABB Group	**-12%**	**10%**	**1%**	**-1%**	**-11%**	**10%**	**1%**	**0%**

Order backlog growth rate reconciliation

	December 31, 2015 compared to December 31, 2014			
Division	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Comparable
Discrete Automation and Motion	-3%	6%	0%	3%
Low Voltage Products	-4%	10%	0%	6%
Process Automation	-8%	10%	1%	3%
Power Products	-1%	8%	0%	7%
Power Systems	0%	8%	0%	8%
ABB Group	**-3%**	**8%**	**0%**	**5%**

Operational EBITA growth rate reconciliation

	Q4 2015 compared to Q4 2014				FY 2015 compared to FY 2014			
Division	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Comparable	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Comparable
Discrete Automation and Motion	-31%	5%	0%	-26%	-20%	7%	0%	-13%
Low Voltage Products	-13%	9%	0%	-4%	-12%	11%	3%	2%
Process Automation	-24%	7%	3%	-14%	-21%	8%	2%	-11%
Power Products	-9%	7%	0%	-2%	-11%	8%	0%	-3%
Power Systems	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
ABB Group	**-6%**	**7%**	**0%**	**1%**	**-7%**	**9%**	**1%**	**3%**

Other growth rate reconciliations

	Q4 2015 compared to Q4 2014				FY 2015 compared to FY 2014			
	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Comparable	US$ (as reported)	Foreign exchange impact	Acquisitions and divestments	Comparable
Large orders	15%	12%	0%	27%	-5%	15%	0%	10%
Base orders	-15%	8%	1%	-6%	-14%	9%	2%	-3%
Service orders	-4%	9%	5%	10%	-11%	10%	3%	2%
Service revenues	-9%	9%	4%	4%	-8%	11%	3%	6%

34 Q4 2015 | Financial Information

Adjusted service revenues as a percentage of total revenues

Adjusted service revenues as a percentage of total revenues is calculated as Sales of services divided by Total revenues, after reducing both amounts by the amount of revenues recorded for businesses which have subsequently been divested.

($ in millions, unless otherwise indicated)	December 31, 2015	2014
Adjusted service revenues as a percentage of total revenues		
Sales of services	6,004	6,551
Sales of services in divested businesses	–	(225)
Adjusted service revenues	**6,004**	**6,326**
Total revenues	35,481	39,830
Total revenues in divested businesses	–	(613)
Adjusted total revenues	**35,481**	**39,217**
Adjusted service revenues as a percentage of total revenues	**16.9%**	**16.1%**

Operational EBITA margin

In line with the updated financial targets of ABB's Next Level strategy, ABB changed its measure of segment profit from Operational EBITDA to Operational EBITA, effective January 1, 2015.

Definition

Operational EBITA margin
Operational EBITA margin is Operational EBITA as a percentage of Operational revenues.

Operational EBITA
Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents Income from operations excluding acquisition-related amortization (as defined below), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Acquisition-related amortization
Amortization expense on intangibles arising upon acquisitions.

Operational revenues
Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

35 Q4 2015 | Financial Information

Reconciliation

	Year ended December 31, 2015						
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	9,127	6,547	6,374	9,550	6,342	(2,459)	35,481
Foreign exchange/commodity timing differences in total revenues:							
Unrealized gains and losses on derivatives	23	(14)	10	(28)	(83)	1	(91)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(27)	1	26	36	40	–	76
Unrealized foreign exchange movements on receivables (and related assets)	8	2	(13)	1	(11)	–	(13)
Operational revenues	9,131	6,536	6,397	9,559	6,288	(2,458)	35,453
Income (loss) from operations	991	909	593	1,051	110	(605)	3,049
Acquisition-related amortization	128	100	12	10	43	17	310
Restructuring and restructuring-related expenses(1)	125	101	112	105	96	135	674
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	26	3	11	4	35	41	120
Foreign exchange/commodity timing differences in income from operations:							
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	17	(18)	9	(30)	(49)	4	(67)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(27)	–	21	35	39	–	68
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	11	1	(3)	3	–	3	15
Operational EBITA	1,271	1,096	755	1,178	274	(405)	4,169
Operational EBITA margin (%)	13.9%	16.8%	11.8%	12.3%	4.4%	n.a.	11.8%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

36 Q4 2015 | Financial Information

	Year ended December 31, 2014						
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	10,142	7,532	7,948	10,333	7,020	(3,145)	39,830
Foreign exchange/commodity timing differences in total revenues:							
Unrealized gains and losses on derivatives	10	19	9	33	168	–	239
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(2)	–	12	4	48	1	63
Unrealized foreign exchange movements on receivables (and related assets)	(13)	(5)	(11)	(13)	(47)	–	(89)
Operational revenues	**10,137**	**7,546**	**7,958**	**10,357**	**7,189**	**(3,144)**	**40,043**
Income (loss) from operations	1,422	1,475	1,003	1,204	(360)	(566)	4,178
Acquisition-related amortization	138	113	17	17	74	21	380
Restructuring and restructuring-related expenses[1]	25	45	43	51	63	8	235
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	–	(407)	(113)	16	12	10	(482)
Foreign exchange/commodity timing differences in income from operations:							
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	16	13	17	46	137	(6)	223
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(2)	–	9	7	28	–	42
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(10)	2	(18)	(22)	(50)	(3)	(101)
Operational EBITA	**1,589**	**1,241**	**958**	**1,319**	**(96)**	**(536)**	**4,475**
Operational EBITA margin (%)	**15.7%**	**16.4%**	**12.0%**	**12.7%**	**-1.3%**	**n.a.**	**11.2%**

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

37 Q4 2015 | Financial Information

	Three months ended December 31, 2015						
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	2,288	1,624	1,674	2,544	1,755	(643)	9,242
Foreign exchange/commodity timing differences in total revenues:							
Unrealized gains and losses on derivatives	3	(2)	4	(8)	(36)	2	(37)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	(1)	2	6	5	–	13
Unrealized foreign exchange movements on receivables (and related assets)	–	(1)	8	9	4	–	20
Operational revenues	2,292	1,620	1,688	2,551	1,728	(641)	9,238

Income (loss) from operations	134	153	85	227	45	(297)	347
Acquisition-related amortization	32	24	3	3	8	3	73
Restructuring and restructuring-related expenses(1)	81	88	88	75	80	119	531
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	26	3	–	1	1	45	76
Foreign exchange/commodity timing differences in income from operations:							
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	8	1	10	10	(17)	1	13
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	(2)	8	4	9	–	18
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(1)	1	7	9	4	3	23
Operational EBITA	279	268	201	329	130	(126)	1,081

Operational EBITA margin (%)	12.2%	16.5%	11.9%	12.9%	7.5%	n.a.	11.7%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

38 Q4 2015 | Financial Information

	Three months ended December 31, 2014						
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	2,583	1,793	2,094	2,825	1,965	(914)	10,346
Foreign exchange/commodity timing differences in total revenues:							
Unrealized gains and losses on derivatives	9	2	12	5	29	–	57
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	–	–	10	2	22	1	35
Unrealized foreign exchange movements on receivables (and related assets)	(6)	1	(6)	(2)	(13)	–	(26)
Operational revenues	**2,586**	**1,796**	**2,110**	**2,830**	**2,003**	**(913)**	**10,412**
Income (loss) from operations	**357**	**267**	**353**	**330**	**(47)**	**(211)**	**1,049**
Acquisition-related amortization	34	26	6	3	16	5	90
Restructuring and restructuring-related expenses[1]	11	16	17	16	29	4	93
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	–	(12)	(122)	6	2	4	(122)
Foreign exchange/commodity timing differences in income from operations:							
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	2	1	9	(2)	21	(9)	22
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	–	–	6	2	14	–	22
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(1)	9	(6)	5	(9)	1	(1)
Operational EBITA	**403**	**307**	**263**	**360**	**26**	**(206)**	**1,153**
Operational EBITA margin (%)	**15.6%**	**17.1%**	**12.5%**	**12.7%**	**1.3%**	**n.a.**	**11.1%**

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

39 Q4 2015 | Financial Information

Operation al EPS Definition Operational EPS Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining basic earnings per share. Operational net income Operational net income is calculated as Net income attributable to ABB adjusted for the net -of-tax impact of: (i) (ii) (iii) restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and acquisition-related amortization. (iv) Acquisition-related amortization Amortization expense on intangibles arising upon acquisitions. Adjusted Group effective tax rate The Adjusted Group effective tax rate is computed by dividing an adjusted provision for taxes by an adjusted income from continuing operations before taxes. Certain amounts recorded in income from continuing operations before taxes and the related provision for taxes (primarily gains and losses from sale of businesses), as well as certain other amounts included solely in provision for taxes, are excluded from the computation. Constant currency Operational EPS adjustment In connection with ABB’s 2015-2020 targets, Operational EPS growth is measured assuming 2014 as the base year and uses constant exchange rates. We compute the constant currency operational net income for all periods using the relevant monthly exchange rates which were in effect during 2014 and any difference in computed Operational net income is divided by the relevant weighted-average number of shares outstanding to identify the constant currency Operational EPS adjustment. Reconciliation Year ended December 31, Three months ended December 31, (1) EPS amounts are computed individually, therefore the sum of the per share amounts shown may not equal to the total. (2) Net of tax at the Adjusted Group effective tax rate. (3) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program. (4) Net of tax at the Adjusted Group effective tax rate, except for gains and losses from sale of businesses and certain other non-operational items, which are net of the actual related provision for taxes. Q4 2015 Financial Information 40 ($ in millions, except per share data in $) 2015 2014 EPS(1) EPS(1) Net income (attributable to ABB) 204 0.09 680 0.30 Restructuring and restructuring-related expenses(2), (3) 389 0.18 69 0.03 Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items(4) 66 0.03 (76) (0.03) FX/commodity timing differences in income from operations(2) 40 0.02 32 0.01 Acquisition-related amortization(2) 54 0.02 67 0.03 Operational net income 75 30.34 77 20.34 Constant currency Operational EPS adjustment 0.01 – 0.34 Operational EPS (constant currency basis) 0.35 ($ in millions, except per share data in $) 2015 2014 EPS(1) EPS(1) Net income (attributable to ABB) 1,933 0.87 2,594 1.13 Restructuring and restructuring-related expenses(2), (3) 492 0.22 171 0.07 Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items(4) (221) (0.10) 107 0.05 FX/commodity timing differences in income from operations(2) 13 0.01 120 0.05 Acquisition-related amortization(2) 224 0.10 275 0.12 Operational net income 2,769 1.24 2,939 1.28 Constant currency Operational EPS adjustment 0.11 – 1.28 Operational EPS (constant currency basis) 1.35

Net debt / (Net cash)

Definition

Net debt / (Net cash)

Net debt / (Net cash) is defined as Total debt less Cash and marketable securities.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents, and Marketable securities and short-term investments.

Reconciliation

	December 31,				
($ in millions)	2015	2014	2013	2012	2011
Short-term debt and current maturities of long-term debt	1,454	353	453	2,537	765
Long-term debt	5,985	7,312	7,538	7,497	3,215
Total debt	**7,439**	**7,665**	**7,991**	**10,034**	**3,980**
Cash and equivalents	4,565	5,443	6,021	6,875	4,819
Marketable securities and short-term investments	1,633	1,325	464	1,606	948
Cash and marketable securities	**6,198**	**6,768**	**6,485**	**8,481**	**5,767**
Net debt / (Net cash)	**1,241**	**897**	**1,506**	**1,553**	**(1,787)**

Net working capital as a percentage of revenues

Definition

Net working capital as a percentage of revenues

Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Net working capital

Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Adjusted revenues for the trailing twelve months

Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve-month period.

Reconciliation

	December 31,		
($ in millions, unless otherwise indicated)	2015	2014	2013
Net working capital:			
Receivables, net(1)	10,061	11,078	12,146
Inventories, net	4,757	5,376	6,004
Prepaid expenses	225	218	252
Accounts payable, trade	(4,342)	(4,765)	(5,112)
Billings in excess of sales	(1,375)	(1,455)	(1,714)
Advances from customers	(1,598)	(1,624)	(1,726)
Other current liabilities(2)	(3,127)	(3,286)	(3,541)
Net working capital	**4,601**	**5,542**	**6,309**
Total revenues for the twelve months ended	35,481	39,830	41,848
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments	–	(613)	460
Adjusted revenues for the trailing twelve months	**35,481**	**39,217**	**42,308**
Net working capital as a percentage of revenues (%)	**13.0%**	**14.1%**	**14.9%**

(1) At December 31, 2015, 2014 and 2013 Receivables, net, included $2,457 million, $2,941 million and $3,301 million, respectively, of unbilled receivables.

(2) Amounts exclude $690 million, $971 million and $701 million at December 31, 2015, 2014 and 2013, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program.

41 Q4 2015 | Financial Information

Free cash flow conversion to net income

Definition

Free cash flow conversion to net income
Free cash flow conversion to net income is calculated as Free cash flow divided by Net income attributable to ABB.

Free cash flow (FCF)
Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property, plant and equipment and intangible assets, (ii) proceeds from sales of property, plant and equipment, and (iii) changes in financing and other non-current receivables, net (included in other investing activities).

Reconciliation

	Year ended December 31,				
($ in millions, unless otherwise indicated)	2015	2014	2013	2012	2011
Net cash provided by operating activities	3,818	3,845	3,653	3,779	3,612
Adjusted for the effects of:					
Purchases of property, plant and equipment and intangible assets	(876)	(1,026)	(1,106)	(1,293)	(1,021)
Proceeds from sale of property, plant and equipment	68	33	80	40	57
Changes in financing receivables and other non-current receivables	9	5	5	29	(55)
Free cash flow	3,019	2,857	2,632	2,555	2,593
Net income attributable to ABB	1,933	2,594	2,787	2,704	3,168
Free cash flow conversion to net income	156%	110%	94%	94%	82%

Finance net

Definition
Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Year ended December 31,		Three months ended December 31,	
($ in millions)	2015	2014	2015	2014
Interest and dividend income	77	80	21	23
Interest and other finance expense	(286)	(362)	(63)	(107)
Finance net	(209)	(282)	(42)	(84)

Book-to-bill ratio

Definition
Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Reconciliation

	Three months ended December 31,	
($ in millions, unless otherwise indicated)	2015	2014
Orders received	8,262	9,365
Total revenues	9,242	10,346
Book-to-bill ratio	0.89	0.91

	Year ended December 31,				
($ in millions, unless otherwise indicated)	2015	2014	2013	2012	2011
Orders received	36,429	41,515	38,896	40,232	40,210
Total revenues	35,481	39,830	41,848	39,336	37,990
Book-to-bill ratio	1.03	1.04	0.93	1.02	1.06

42 Q4 2015 | Financial Information

Cash return on invested capital (CROI)

Definition

Cash return on invested capital (CROI)
Cash return on invested capital is calculated as Adjusted cash return divided by Capital invested.

Adjusted cash return
Adjusted cash return is calculated as the sum of (i) net cash provided by operating activities, (ii) interest paid and (iii) estimate to annualize/eliminate the net cash provided by operating activities of certain acquisitions / (divestments).

Adjusted total fixed assets
Adjusted total fixed assets is the sum of (i) property, plant and equipment, net, (ii) goodwill, (iii) other intangible assets, net, and iv) investments in equity-accounted companies less v) deferred tax liabilities recognized in certain acquisitions.

Net working capital
Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Capital invested
Capital invested is the sum of (i) Adjusted total fixed assets, (ii) Net working capital and (iii) Accumulated depreciation and amortization.

Reconciliation

	Year ended December 31,		
($ in millions, unless otherwise indicated)	2015	2014	2013
Adjusted cash return:			
Net cash provided by operating activities	3,818	3,845	3,653
Interest paid	221	259	287
Estimate to annualize/eliminate the net cash provided by operating activities of certain acquisitions / (divestments)[1]	–	(58)	86
Adjusted cash return	4,039	4,046	4,026

	December 31,		
($ in millions, unless otherwise indicated)	2015	2014	2013
Adjusted total fixed assets:			
Property, plant and equipment, net	5,276	5,652	6,254
Goodwill	9,671	10,053	10,670
Other intangible assets, net	2,337	2,702	3,297
Investments in equity-accounted companies	178	177	197
Total fixed assets	**17,462**	**18,584**	**20,418**
Less: deferred taxes recognized in certain acquisitions[2]	(1,901)	(1,928)	(1,959)
Adjusted total fixed assets	**15,561**	**16,656**	**18,459**
Net working capital (as defined above)	**4,601**	**5,542**	**6,309**
Accumulated depreciation and amortization:			
Accumulated depreciation of property, plant and equipment	6,840	6,905	7,127
Accumulated amortization of intangible assets including goodwill[3]	3,175	2,767	2,793
Accumulated depreciation and amortization	10,015	9,672	9,920
Capital invested	30,177	31,870	34,688
Cash return on invested capital (CROI)	13.4%	12.7%	11.6%

(1) Divestments: In 2014 HVAC, Power Solutions, Steel Structures and Full Service. Acquisitions: In 2013 Power-One.

(2) Power-One acquired in 2013, Thomas & Betts acquired in 2012 and Baldor acquired in 2011.

(3) Includes accumulated goodwill amortization up to December 31, 2001. Thereafter goodwill is not amortized (under U.S. GAAP) but subject to annual testing for impairment.

43 Q4 2015 | Financial Information

ABB Ltd Corporate Communications P.O. Box 8131 8050 Zurich Switzerland Tel: Fax: +41 (0)43 317 71 11 +41 (0)43 317 79 58 www.abb.com

ABB nominates four new Board members Zurich, Switzerland, February 3, 2016 – Nominees complement expertise of current Board in areas related to priorities of ABB’s Next Level strategy; Agnelli not standing for reelection ABB has nominated four new members for election to its Board of Directors. With this move, the Board of Directors will strengthen its expertise in areas related to the shift in the center of gravity of the company’s activities. The nominees all have leadership roles in global companies and collectively bring extensive international experience in a broad range of industries. The shareholders will vote on all nominations at the company’s next annual general meeting (AGM) on April 21, 2016. “I am delighted to present our shareholders with such high-caliber candidates for election to the Board,” said Peter Voser, Chairman of ABB’s Board of Directors. “Our four nominees have a tremendous range of experience, including in areas we are strengthening under our Next Level strategy, such as software, service and project management, and in emerging markets where we continue to see prospects for profitable growth.” The nominees are: • Frederico Fleury Curado, Chief Executive Officer (CEO) of Brazilian aircraft manufacturer Embraer since 2007. Curado has been instrumental in the international expansion of Embraer, shaping the company’s global footprint and product portfolio. He has broad functional experience ranging from manufacturing, quality management, operational excellence, to technology and commercial. He is a board member of Iochpe-Maxion in Brazil and Transocean in Switzerland. Robyn Denholm, Chief Financial Officer (CFO) of Silicon Valley-based Juniper Networks since 2007 and Chief Operating Officer since 2013. Denholm has also worked at Sun Microsystems, Toyota and Arthur Andersen, giving her broad industry background with experience in the audit, automotive, computer systems/software and networking equipment industries. She is a board member of Tesla Motors and previously served on the board of Echelon in the US. David Meline, CFO of the California-based global biotechnology company Amgen since 2014. Prior to joining Amgen, Meline was CFO at 3M from 2008 to 2014. With degrees in both Mechanical Engineering and Economics, he began his career as an engineer at AT&T and worked for more than 20 years at General Motors in finance and engineering roles in Brazil, Kenya, Korea, Singapore, Switzerland and the US. He is a board member of TRW Automotive in the US. Satish Pai, Deputy Managing Director, Hindalco Industries Ltd., an industry leader in aluminium and copper, and the metals company of the $41 billion Aditya Birla Group. Pai joined Hindalco in 2013 from Schlumberger, the oil and gas services company, where he acquired broad experience in operations and technology management. During his 28 years with Schlumberger, Pai held roles in engineering, R&D, services and project management in France, Russia, Thailand, the UK, US and United Arab Emirates. Pai is currently in charge of Hindalco’s operations in India and is a board member of Novelis Inc. in the US. • • • Long-time Board member Roger Agnelli has decided not to stand for reelection. Agnelli, who is the former President and CEO of Vale and founding partner and CEO of AGN Holding in Brazil, joined the Board in 2002 and is a member of its Finance, Audit and Compliance Committee. “Roger joined ABB’s Board at a critical time for the company and has been instrumental in the Board’s drive to strengthen ABB’s foundations and create the conditions for renewed growth,” said Voser. “He has been a great advocate of our Next Level strategy, and I am honored to have had the opportunity to work with him.” The election of ABB’s nominees would bring the number of Board members from eight today to 11.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility, industry, and transport and infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in roughly 100 countries and employs about 135,000 people. For more information please contact: ABB Group Media Relations Antonio Ligi, Sandra Wiesner Tel: +41 43 317 7111 media.relations@ch.abb.com ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

October 2015 — January 2016

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Granted *	Purchased	Sold	Price
Pekka Tiitinen	23 October 2015	Share		2,316		CHF	18.22
Pekka Tiitinen	23 October 2015	Share		256		CHF	18.23
Claudio Facchin	28 October 2015	Share		14,000		CHF	18.15
Peter Voser	19 November 2015	Share	32,559			CHF	17.53
Roger Agnelli	19 November 2015	Share	3,333			CHF	17.53
Matti Alahuhta	19 November 2015	Share	3,929			CHF	17.53
David Constable	19 November 2015	Share	3,229			CHF	17.53
Louis R. Hughes	19 November 2015	Share	4,365			CHF	17.53
Michel de Rosen	19 November 2015	Share	3,820			CHF	17.53
Jacob Wallenberg	19 November 2015	Share	4,911			CHF	17.53
Ying Yeh	19 November 2015	Share	3,281			CHF	17.53
Diane de Saint Victor	6 January 2016	Share	150,000			CHF	17.16
Ying Yeh	11 January 2016	Share			59	CHF	16.49

Key:

* Granted instruments were delivered as part of the ABB Ltd Directors’ or Executive Committee Members’ compensation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 4, 2016	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance